5/7

08002569

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westralian Gas & Power Limited

*CURRENT ADDRESS Suite 1, 46 Ord Street
West Perth
Western Australia 6005

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2008
THOMSON REUTERS

FILE NO. 82- 35197 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 5/14/08



WESTRALIAN GAS AND POWER LIMITED • ANNUAL REPORT 2006

WESTRALIAN GAS AND POWER
LIMITED

WESTRALIAN GAS AND POWER LIMITED

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE 2006



STOCKTON LEASE OIL

Stockton Lease.

The Stockton lease has one producing well, which is presently on pump and produces 9 barrels per day from the Knox Formation at 1350 feet (420m).

The lease also has two other abandoned wells, which have produced oil and will be the subject of a work-over with an associated acid –frac to stimulate improved oil production, pumps will then be installed to bring them back into production.

One of these wells was producing 6 barrels per day and the other 8 barrels per day when they were abandoned as sub economic.



STOCKTON #1

Carter Lease.

The Carter lease contains 5 wells, which have been completed and put on production.

Carters, 1, 3, 6, 13 and 15 have all been completed and have wellheads and pumps in place. Carters 3, 6 and 13 can be brought back on stream with the instillation of new flow lines to the tanks and a basic service. With no down-hole work it is anticipated that these wells will give a combined daily return of approximately 15 barrels per day from around 350 feet (100m).

Carters 1 is presently undergoing an acid –frac, which is aimed at markedly increasing production, these results have so far been very encouraging

Carter 15 will need a new pump and electrical work to bring them back into production, no estimate of the amount is available at this time however they have both recorded flowing oil.

Carter #10 and H1 having recorded of oil flows from below 750 ft however they were not completed as producers and have no well heads or pumps jacks. A re-entry program will be planned in the future for these wells.

The Company is presently negotiating with landowners to increase its lease holdings in the area.

CHAIRMAN'S REPORT



In the past 12 months Managing Director Stephen Thomas and I have had the pleasure of overseeing the Company's expansion of its horizons in the field of hydrocarbon exploration. The acquisition of the Carter and Stockton oil production leases in Kentucky USA and the Offshore Perth Basin areas has transformed the Company into a multi-faceted energy explorer and production company.

The Kentucky acquisition is seen by your board as very exciting for the Shareholders as it gives the Company initially a modest cash flow from its oil production which although small is expected to grow to give a cash flow of in excess of $1.5 M in 2007. This cash flow will allow the project to grow at an increased rate with an associated increase in production.

Old wells on these leases are being brought back into production following stimulation programs. Stimulation programs often produce a very marked increase in production where wells were producing 1 to 2 barrels of oil per day are now producing 10 to 15 barrels per day (as seen at Carter #1). These programs are planned for all the wells which have recorded production in the past (8 on Carter and 3 on Stockton)

Recent seismic surveys undertaken by the Company have given us a much clearer view of the migration pathways of the oil within our leases. This new data has greatly improved the prospectivity of the leases and the best leads will be drilled following the work-over program presently underway on the existing wells.

The Company is also reviewing a number of offers of new leases in the area. All of these leases have a number of old wells, which have produced oil in significant quantities. It is important that the Company attains a significant lease holding in the one area to gain the advantage of efficiency of scale in such a dynamic project.

In keeping with the Company's focus on supplying energy to the southwest of Western Australia an application was made for two highly attractive areas in the offshore Perth Basin. The Company was successful and now holds a 50% working interest in both of the areas.

The Permits have in the past had indications and shows of hydrocarbons. The use of new technology will, we believe, delineate significant prospects in which to locate economic reserves to supply Perth's energy needs into the future.

The Company's of exploration for CSM in the southern Perth Basin has been disappointing to date. The company has met its commitments and expenditure has been reduced to a minimum with the tenements placed on care and maintenance whilst awaiting native title clearance and the company considers its options to explore a number of attractive prospects. The company is actively seeking joint venture partners for its coal seam projects to keep direct expenditure to a minimum whilst retaining an interest in the CSM projects.

Whilst the CSM projects have not provided the success that we wanted for shareholders, the Board has entered new projects to generate shareholder wealth. I believe the Company is entering a very exciting period in its development and over time we will progress the Company to being a significant energy producer. I would like to thank my fellow directors Stephen Thomas and Alan Burns for introducing new and exciting projects into the Company and I believe shareholders will see a stronger Company and share price in the near future.

Yours faithfully,

Peter Briggs
Chairman

REVIEW OF OPERATIONS

ONSHORE OIL PRODUCTION AND ONGOING EXPLORATION IN USA

Stephen Thomas
Managing Director



Burkesville Kentucky Sunset Energy LLC 100%

Westralian Gas and Power Ltd through its wholly owned subsidiary Sunset Energy LLC has acquired 100% of two producing oil leases in Burkesville Kentucky, USA.

These two oil projects are currently producing oil with the potential in the surrounding area to develop large oil/gas projects through both deeper wells and the acquisition of further leases.

The decision to invest in these Kentucky USA oil permits was based on the following factors:

- The existing oil wells represent immediate cashflow to the company.
- The acquisition cost of the Carter and Stockton leases was a modest $US20, 000 and US$40,000 respectively plus a royalty of 12.5%.
- The acquisition prices included tanks, wellheads and pumps on all the operating wells and a number of spare pumps that can be installed on other wells at little or no cost.
- The two leases have mains power to the wellheads and no further infrastructure costs are necessary for existing wells.
- Oil extracted from the wells is collected on the company's tanks and collected once a week and transported at little cost to a refinery 20 kilometres away.
- The operating costs for the existing wells is minimal with only local supervisory staff required at relatively low cost.
- The oil wells are low pressure wells and any additional equipment can be accessed quickly from local suppliers without the need for the high cost long lead times that occur in the oil industry.
- The company was able to establish an immediate working relationship with the local owners and was able to build on these relationships by hiring local contractors in the town.

The company is excited with the ability to build on these projects through the acquisition of further oil leases and the drilling of further and deeper wells on the existing oil leases. The company believes the area has the potential for much larger oil prospects based on historical discoveries in the region. Drilling to date has been both shallow (averaging only 150 metres) and the existing wells were sited years ago without the benefit of modem seismic and other technologies.

The existing oil wells were drilled up to 40 years ago and the average depth of these wells is only 150 metres. To duplicate these wells to a depth of 150 metres would require a cost of only $7000 and the company has 8 spare pumps and well heads available to install on new wells. The only significant additional costs would be running electricity from the existing mains supply on site and the additional tankage for increased oil production. The wells have been operating at low pressures and this means the company will be able to drill new and deeper wells at a relatively low cost compared to the high-pressure extremely deep wells of other projects. It is projected that the company would only require wells up to a total depth of 500 metres to access the entire section down to the Knox formation which has historically proven oil bearing and is the producing horizon at the Stockton lease.

A seismic survey is presently being recorded on the two leases and is expected to be completed by October 2006. This seismic survey is the first modern exploration technique applied to this area and the company is expecting a wealth of information to analyse existing wells and to prove up targets for new wells.

In addition to the seismic program the company is also conducting work-overs of existing wells to expand on existing production and these workovers have included high-pressure acid fraccing to create migration pathways and to remove the sludge preventing oil production. This equipment has been sourced locally at low cost and the company is pleased with the success to date. The company is also monitoring very carefully the time and duration of the pumps and is calculating the optimum operating profile of each well in order to maximise production. Historically the wells have simply been operated for a few hours per day.

The Carter and Stockton leases are near Burkesville, Cumberland County Kentucky – the location of the first recorded "gusher" in the US oil industry.

The Burkesville area has produced oil for 150 years and no modem exploration or seismic work had been undertaken on any of the properties. Studies by the Kentucky Geological Survey indicated that two-thirds of the recoverable oil may have been left in the ground because of inefficient production and completion techniques.

The old "American Oil Well" which is eight kilometres from the Stockton property was the first recorded oil well in North America. In 1829, it produced a 15 metre tall gusher which flowed for three weeks and produced an estimated 50,000 barrels of oil. As there was no use for the oil at the time it simply flowed away into the local creek.

The Company (Sunset Energy LLC) has a 100 per cent working interest and a 87.5% revenue interest in these properties so they represent an economical opportunity to bring early cash flow. Sunset is using the shallow seismic exploration methods developed by the companies contractors in the south west of Western Australia to establish further oil reserves and expand production in the lease areas.

The wells are producing oil, which is similar to commercial dieseline and has a ready market from the nearby refineries.


Detroit
Chicago
Indianapolis
Kansas City
St. Louis
Burkesville, KY
Charlotte
Memphis
90°W
85°W
80°W

OFFSHORE OIL AND GAS EXPLORATION IN WESTERN AUSTRALIA

WA 381P and WA 382-P (Westralian Petroleum Limited 50%)

As part of Westralian Gas and Powers on going review of its exploration for natural gas in the southern portion of the Perth Basin has recently been granted a 50% interest in two offshore permits west of Perth in the Vlaming Sub-basin (Figure 1).



Figure 1. Location map of Areas W05-21 and W05-22, Perth Basin.

The Company has undertaken a geological appraisal of the existing data for the area and found the offshore areas to have considerable merit when compared to similar prospects in other parts of the world.

Newly reprocessed seismic has shown the existence of previously unmapped structures, which has lead to a reassessment of the prospectivity of these offshore areas.

The presence of an oil accumulation in the Gage Roads prospect, and oil shows at Araucaria 1, indicate that a petroleum system is present in the Vlaming Sub-basin.

Seismic data provide further evidence of a potential active petroleum system, with an apparent gas chimney imaged near Warnbro 1 (Figure2).

Predicting valid reservoir/seal geometries and mapping valid structural and/or stratigraphic traps with closure is critical for the discovery of petroleum accumulations in this area. Previously, the complex structural geology of exploration targets combined with limited seismic resolution resulted in failure to find commercial petroleum accumulations.

Previous technical assessments, based sometimes on poor quality seismic data, were unable to accurately predict the distribution, thickness and quality of reservoirs and seals (Spring & Newell, 1993). The development of a modern sequence stratigraphic framework for the petroleum system elements in the Vlaming Sub-basin, and the use of modern, good quality seismic data married to developments in other exploration methods such as CSEM is seen as the key to successful exploration in the Vlaming Sub-basin.

Controlled Source Electro-magnetic Measurements (CSEM), normally seen as a complement to seismic offers the promise of fewer dry wells in costly operational locations, improved ranking of development prospects, and more accurate or reduced appraisal drilling. It is even being suggested that companies may sometimes be able to go straight from 2D seismic to CSEM without the need for a costly 3D seismic survey.

This technology has been successfully used in locating large hydrocarbon reserves in the offshore area of West Africa and it is anticipated that its use in the Company's areas will result in the delineation of targets, which may contain significant hydrocarbon reserves.

This possibility is highly significant when its location is taken into account.

Should economic amounts of oil or gas be discovered the Perth market is directly east of the permit boundaries and would go a long way in meeting the ongoing needs for power in the southwest well into this century.



SE
W05-22
W05-21
NW
0
1
2
3
4
5
0

COAL SEAM METHANE PROJECTS IN WESTERN AUSTRALIA

South West Onshore CSM Project

The Company has three areas of interest, all contained within the south west corner of Western Australia, being Leeuwin-Naturaliste, , Collie-Wilga and Eneabba-Greenough comprising of SPA's, Exploration Permits and a Drilling Reservation. The Company's strategy has been is to explore for gas contained in coal seams, which occur at depths of around 250-600 metres.

WESTRALIAN GAS AND POWER LIMITED
SOUTHWEST W.A. PROJECT LOCATIONS


COLLIE - WILGA
JOINT VENTURE
SPA Application:
Westralian earning
50% + option to
acquire balance
N
Bunbury
Collie
Capel
Busselton
Indian
Ocean
Margaret
River
Nannup
Bridgetown
Boyup Brook
LEEUWIN - NATURALISTE
CSM PROJECT
Westralian earning 100%
Augusta
Manjimup
Tenement boundary
Roads

Westralian Gas & Power Limited
Southwest WA Project Locations

Key aspects of the Leeuwin-Naturaliste Project

This project is divided into five key title areas, namely the Yelverton Drilling Reservation, the Treeton SPA, the Vasse SPA and the Margaret River and Augusta Exploration Permits

Adina Pilot Drilling Campaign

The Company commenced its drilling program in the Yelverton Drilling Reservation during May 2005. The location is known as the Adina Prospect and is located south of the small settlement of Adina on the Bussell Highway. A short close spaced seismic survey was undertaken to determine the location of the 3 wells to be drilled to approximately 400 metres each. Three wells were completed and have been in dewatering mode for over 6 months.

The dewatering has continued without significant gas production and as such the board has decided to plug and abandon the wells as non producers


Homestead
Farm boundary
Roads/tracks
Drainage
Adina
N
Bussell Highway
To Cowaramup (8.5km)
0
1km

Westralian Gas & Power Limited
Adina Drilling Locations

ADINA 1-3 DRILLING LOCATIONS

Treeton SPA
The Company has requested the area be converted to a Drilling Reservation to enable the Company to test drill the coals located by the seismic survey. The area is still in native title negotiations and as such we are unable to undertake any further exploration at this time

Vasse SPA
The Company has will be applied to have the area converted to a drilling reservation in the near future and is presently in on going native title negotiations and no exploration activity is planned at this time.

Margaret River and Augusta Exploration Permits:
These two areas have now been granted. A seismic survey is presently underway in the Margaret River permit as part of its first year commitment. On completion the crew will move to the Augusta permit. The data studies of both areas have indicated significant coals occur in the permits. Discussions with water well drillers in the area have revealed that many water wells have shown gas during drilling and as such supports our enthusiasm for the area.

Collie / Wilga Basin (Westralian earning 50% plus an option to acquire the balance)

The results of the exploration program were supportive of our original model and as such the option to convert to drilling reservations was exercised. The Company is presently in native title negotiations with the traditional owners and believe that the areas will be granted early in 2007.

Eneabba/Greenough, North Perth Basin (Westralian 100%)

i) Eneabba – SPA

The Company has been granted a SPA over approximately 210 km^2 of prospective ground over the town of Eneabba in the North Perth Basin. The area is located east of the Woodada Gas Field and is believed to lie over significant shallow coals of the Cattamarra Coal Measures, documented by previous petroleum exploration in the area.



Geraldton
GREENOUGH BLOCK
29°00'
N
Eneabba
ENEABBA BLOCK
30°00'
Indian
Ocean
31°00'
Company permits
Main roads
0
25
50km
PERTH
32°00'
115°00'
115°30'

Westralian Gas & Power Limited
Eneabba - Greenough Project Locations

The results of the seismic in 2005 have been encouraging enough for the Company to apply for 6 further blocks to the south of the SPA. These areas are now in native title negotiations and it is hoped they will be granted in the coming months.

ii) Greenough - SPA

The Company has applied for the SPA to be converted to an Exploration Permit. The permit is approximately 2,350 km^2 in size situated east of Geraldton in the North Perth Basin. The area has been drilled by previous oil and gas explorers who have recorded Permian coals at shallow depths within the area of interest.

The Company's seismic survey (in the vicinity of the settlement of Bradu) in October - November 2005, was only a fair success however sufficient good record was obtained to build on our original model. Further work in the southern portion of the permit is anticipated to commence in autumn of 2007

WESTRALIAN GAS AND POWER LIMITED

Petroleum Interests

Petroleum Interest	Registered Holder	Area	Date of Grant	Term and Status
DR 7 Yelverton Drilling Reservation containing the Adina Prospect	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	142.7 km^2	8/12/2005	12 months
SPA 1/03-4 Treeton	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	25/5/2004	Drilling Reservation applied for.
SPA 2/03-4 Vasse	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks		Drilling Reservation applied for
SPA 3/03-4 Collie	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	6 Graticular Blocks		Drilling Reservation applied for
SPA 4/03-4 Wilga	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	4 Graticular Blocks		Drilling Reservation applied for
SPA 2/04-5 Eneabba Eneabba South EP	Westralian Gas and Power Pty Limited	3 Graticular Blocks 6 blocks		Drilling Reservation applied for. Awaiting Grant
SPA 2/05-6 Greenough	Westralian Gas and Power Pty Limited	33 Graticular Blocks		Exploration Permit applied for

Petroleum Interest	Registered Applicant	Area	Date of Grant	Term
EP 445 Margaret River	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	355.9 km^2	Granted 16th March 2006	6 years
EP 446 Augusta	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	462.5 km^2	Granted 16th March 2006	6 years
WA –381-P Fremantle	Westralian Petroleum Limited 50%	33 blocks	Granted 9th August 2006	6 years
WA-382-P Mandurah	Westralian Petroleum Limited 50%	37 Blocks	Granted 9th August 2006	6 years

KENTUCKY LEASES

Petroleum Interest	Registered Holder	Area	Date of Grant	Term and Status
Carter Lease	Sunset Energy LLC	500 acres +/-	March 2006	Yearly While in production
Stockton lease	Sunset Energy LLC	120 acres +/-	March 2006	Yearly While in production

DIRECTORS' REPORT

Your directors present their report on the group for the financial year ended 30 June 2006.

Directors
The names of directors in office at any time during or since the end of the year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary
Paul Fromson (Bachelor of Commerce) was appointed Company Secretary on 24 May 2004 when the Company was incorporated. Mr Fromson has acted in company secretary roles for public companies for over ten years.

Principal Activities
The principal activity of the Company during the financial year was exploration for coal seam methane gas in the south west of Western Australia. The company also commenced exploration for oil and gas in Kentucky USA and was granted a half share in two offshore oil and gas permits off the south west coast of Western Australia.

Operating Results
The loss of the Group after providing for income tax of Nil (2005 – Nil) was 1,801,108 (in the prior year loss of $1,233,989).

Dividends Paid or Recommended
No dividends were paid or declared for payment.

Review of Operations
Refer to the review of operations on pages 3 to 12.

Significant Changes in State of Affairs
The following significant changes in the state of affairs of the Company occurred during the financial year:

- The company incorporated a subsidiary Westralian Petroleum Ltd on 2 February 2006.
- On 13 March 2006 the company incorporated an offshore subsidiary Sunset Energy LLC based in Delaware USA to conduct its Kentucky USA based oil production and exploration activities.

Adoption of Australian Equivalents to IFRS

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (IFRS), the company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to IFRS is included in Note 2 to this report.

Financial Position
The net assets of the group have decreased by $1,565,411 from $2,697,678 at 30 June 2005 to $1,132,267 at 30 June 2006 as a result of the operating loss of the group less an increase in an option issue reserve of $235,697. There were no issues of securities during the year other than an issue of 4,000,000 unlisted options to entities associated with a director and the company secretary.

After Balance Date Events
No matters or circumstances have arisen since the end of the financial year which significantly affected or may affect the Company in future financial years other than the grant of the a 50% interest in two offshore oil permits WA 381-P and WA 382-P.

Future Developments, Prospects and Business Strategies
The Company will continue to explore and drill for coal seam methane gas on its prospects in Western Australia with the aim of developing sufficient gas flows and reserves to enable it to become a niche provider of gas and or energy. The company will also continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The company is also actively seeking joint venture partners to farm in to its Western Australian offshore oil and gas permits.

Environmental Issues
The Company maintains an active policing of environmental issues at all of its exploration locations.

CALM and EPA have assessed the Company's seismic operations methods and both government bodies have accepted the field management and environmental management plans. Further the field crew is required to strictly adhere to the operations manual of which the environmental guidelines make up a section.

The drilling being undertaken by the Company at its Adina Prospect has recently been audited by the Department of Industry and Resources and the Company has met the conditions of the inspection. The Company maintains a proactive stance in its approach to maintaining all of its drill sites in both safety and environmental issues.

Information on Directors

Peter Briggs	Executive Chairman
Qualifications	Mr Briggs qualified as a registered builder after completing his building diploma in 1967.
Experience	Mr Briggs commenced his involvement with public companies in 1973 and since then has been involved in 30 listed companies with interests including oil and gas production in the USA, and exploration and oil and gas drilling in the Middle East and Australia. Appointed Executive Chairman upon incorporation of the company on 24 May 2004.
Interest in Shares and Options	8,525,000 Ordinary Shares, 6,850,000 Converting Incentive Preference Shares and 4,000,000 unlisted options in Westralian Gas and Power Ltd.
Special Responsibilities	Chairman
Directorships held in other listed entities	Nil
Stephen Leslie Thomas	Managing Director
Qualifications	Bachelor of Science (Hons) in Geology and Geophysics from the University of Cardiff in 1978.
Experience	Mr Thomas has held a number of managerial positions both technical and corporate within the field of oil and gas exploration since 1978. Mr Thomas moved into the coal seam methane industry in 1997 when became managing director of Growth Resources NL. Appointed Managing Director at incorporation on 24 May 2004.
Interest in Shares and Options	8,060,000 Ordinary Shares and 6,850,000 Converting Incentive Preference Shares.
Special Responsibilities	Managing Director
Directorships held in other listed entities	None

Alan Robert Burns	Non Executive Director
Qualifications and Experience	Mr Burns is the former Chairman and was the Founder of two companies listed on the Australian Stock Exchange, Hardman Resources Ltd and Carnegie Corporation Ltd. Hardman Resources is also listed on AIM in the UK and currently has a market capitalisation of approximately A$1.5billion. Board member since 18 September 2004.
Interest in Shares and Options	746,000 Ordinary Shares and 3,000,000 unlisted options in Westralian Gas and Power Limited.
Special Responsibilities	Independent director
Directorships held in other listed entities	Non executive director of Carnegie Corporation Ltd.

Remuneration Report

This report details the nature and amount of remuneration for each director of the Company and for the executives receiving the highest remuneration.

The remuneration for each director and each of the executive officers of the Company receiving the highest remuneration during the year was as follows:

	Short Term			Post Employment	Share Based Payment	
	Salary, Fees & Commissions	Non-cash Benefits	Cash Bonus	Superannuation Contribution	Options	Total
	$	$	$	$	$	$
Directors						
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Thomas	180,000	-	-	-	-	180,000
Alan Burns	30,000	-	-	2700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473
Other Key Management Personnel						
Paul Fromson	48,000	-	-	-	58,924	106,924
	48,000	-	-	-	58,924	106,924

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a director and the company secretary, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the new accounting standard AASB Share based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. An expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black & Scholes and Binomial methodologies with the following assumptions:

i. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;
ii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;

iii. For the purposes of the valuation, no future dividend payments have been forecast; and
iv. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008.
v. For the purposes of the valuation a volatility factor of 80% was assumed.

The valuation was conduction by an independent accounting firm.

Remuneration Policy

The remuneration policy of Westralian Gas and Power Ltd has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on shareholder wealth. The board of Westralian Gas and Power Ltd believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best directors and executives to run the economic entity.

The executive chairman (Peter Briggs) and the managing director (Stephen Thomas) are employed via consultancy agreements. The contracts both commenced on 1 January 2005 and are for a term of 2 years which ends on 1 January 2007. The non executive director (Alan Burns) does not have an employment agreement and is paid directors fees only (and superannuation thereon). The company secretary is paid a retainer of $4,000 per month.

The consultancy agreement for the executive chairman and managing director may be terminated by the company or the consultant by 3 months written notice. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In the instance of serious misconduct the company can terminate employment at any time. Any renewal options not exercised before or on the date of termination will lapse.

Performance Based Remuneration
Remuneration of the directors is linked to the performance of the Company by virtue of the options and Converting Incentive Preference Shares held by the directors. Two of the directors hold converting incentive preference shares which may be converted to ordinary shares based upon specified achievements, however these were not granted as part of their remuneration package. Full details of these shares are disclosed in the notes to the accounts. The non-executive director Alan Burns was issued 3,000,000 unlisted options at an exercise price of 30 cents. The exercise price is well above the market price of shares and the options are considered performance based remuneration as they have value if the board is successful in improving the share price of the company through its performance.

Meetings of Directors
During the financial year, three formal meetings of directors were held. Attendances by each director during the year were as follows:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Peter Briggs	2	2
Stephen Thomas	2	2
Alan Burns	2	2

The directors also held regular management meetings. The board has not appointed any formal audit, remuneration or other committees because of the size and nature of the board.

Indemnifying Officers
The company does not have Directors and Officers insurance or any agreements in place to indemnify or pay insurance premiums.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Options

At the date of this report, the unissued ordinary shares of Westralian Gas and Power Ltd under option are as follows:

Directors Options

Grant Date	Date of Expiry	Exercise Price	Number under Option
17/09/2004	17/09/2009	$0.30 each	4,000,000
30/11/2005	30/11/2008	$0.30 each	3,000,000

Staff Options

Grant Date	Date of Expiry	Exercise Price	Number under Option
30/11/2005	30/11/2008	$0.30 each	1,000,000

Options Listed on Australian Stock Exchange

Grant Date	Date of Expiry	Exercise Price	Number under Option
First quoted 21/03/05	17/09/2009	$0.25 each	16,000,000

Non-audit Services

The Company's auditors also act as tax agent for the group. The board of directors is satisfied that the provision of non-audit services by Horwath (WA) Pty Ltd is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Taxation services have been provided during the year at normal commercial rates. The full board of Westralian Gas and Power Ltd is satisfied that the provision of non-audit services did not compromise the auditor independence requirements of the Corporations Act 2001 because none of the services provided undermine the general principles of auditor independence. No payments were made for non-audit services during the year and no amounts were owing for no-audit services at year end.

Auditor's Independence Declaration

The auditor's independence declaration for the year ended 30 June 2006 has been received and can be found on page 18.

Signed in accordance with a resolution of the Board of Directors.

Peter Briggs

Dated this 29th day of September 2006.

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

29th September 2006

Private and Confidential

The Board of Directors
Westralian Gas and Power Ltd
Suite 1, 46 Ord Street
WEST PERTH WA 6005

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with my audit of the financial report of Westralian Gas and Power Ltd for the year ended 30 June 2006 and in accordance with the provisions of the Corporations Act 2001.

As lead auditor I declare that, to the best of my knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours sincerely
HORWATH AUDIT (WA) PTY LIMITED

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

CORPORATE GOVERNANCE STATEMENT

Recent external events have changed the way in which corporate governance responsibilities are viewed and in March 2003 the ASX Corporate Governance Council released its 'Principles of Good Corporate Governance and Best Practice Recommendations'. The principles of corporate governance have been developed, supported by best practice and implementation recommendations. The Council has recognised that these principles and recommendations do not contain a "one size fits all" solution and that it will be necessary for companies to adopt a "fit for purpose" solution in the adoption of these practices.

The ASX Listing Rules require listed entities to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period. This corporate governance statement summarises the corporate governance practices that have been formally reviewed and adopted by the Board with a view to ensuring continued investor confidence in the operations of the Company. A table has been included at the end of this statement detailing the Company's compliance with the best practice recommendations.

BOARD OF DIRECTORS

Role of the Board (1.1)

In general, the Board is responsible for, and has the authority to determine all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objectives of the Company.

Without intending to limit this general role of the Board, the principal functions and responsibilities of the Board include the following:

- To set the strategic direction for the Company and monitor progress of those strategies;
- Establish policies appropriate for the Company;
- Monitor the performance of the Company, the Board and management;
- Approve the business plan and work programmes and budgets;
- Authorise and monitor investment and strategic commitments;
- Review and ratify systems for health, safety and environmental management; risk and internal control; codes of conduct and regulatory compliance;
- Report to shareholders, including but not limited to, the Financial Statements of the Company and
- Take responsibility for corporate governance.

Composition of the Board

To add value to the Company the Board has been formed so that it has effective composition, size and commitment to adequately discharge it's responsibilities and duties given the Company's current size and scale of operations.

The names of Directors of the Company in office at the date of this statement are set out in the Directors' Report. Information regarding Directors' experience and responsibilities will be included in the Directors' Report section of the Annual Report. (2.5)

The number of Directors is specified in the Constitution of the Company as a minimum of three up to a maximum of nine.

The preferred skills and experience for a Director of the Company include:

- Exploration and Development;
- Production operations;
- Business Development; and
- Public Company administration.

Chairman of the Board

The Chairman of the Board is an Executive Director and the Chairman was elected by the Directors. The Board considers that the Chairman, Mr Peter Briggs is not independent (2.2/2.3)

Independent Directors (2.1)

The Board considers that a Director is independent if that Director complies with the following criteria:

- Apart from Director's fees and shareholding, independent Directors should not have any business dealing which could materially affect their independent judgement;
- Must not have been in an Executive capacity in the Company in the last 3 years;
- Must not have been in an advisory capacity to the Company in the last 3 years;
- Must not be a significant customer or supplier for the Company;
- Must not owe allegiance to a particular group of shareholders which gives rise to a potential conflict of interest;
- Must not hold conflicting cross Directorships; and
- Must not be a substantial shareholder of a nominee of a substantial shareholder (as defined under section 9 of the Corporations Act)

Using the ASX Best Practice Recommendations on the assessment of the independence of Directors, the Board considers that of a total of three Directors, only one is considered to be independent (Mr Alan Burns). Mr Briggs and Mr Thomas are both executive directors and hold significant shareholdings in the Company.

Retirement and Rotation of Directors

Retirement and rotation of Directors are governed by the Corporations Act 2001 and the Constitution of the Company. Each year one third of Directors (excluding the Managing Director) must retire and offer themselves for re-election. Any casual vacancy filled will be subject to shareholder vote at the next Annual General Meeting of the Company.

Independent Professional Advice (2.5)

Each Director has the right to seek independent professional advice at the Company's expense after consultation with the Chairman. Once received the advice is to be made immediately available to all Board members.

Access to Employees

Directors have the right of access to any employee. Any employee shall report any breach of corporate governance principles or Company policies to the Executive Director and/or Company Secretary/Financial Controller who shall remedy the breach. If the breach is not rectified to the satisfaction of the employee, they shall have the right to report any breach to an independent director without further reference to senior managers of the Company.

Directors and Officers Liability Insurance

Directors and officers insurance for Directors will be arranged by the Company at the Company's expense with a 1% contribution from each Director.

Share Ownership

Directors are encouraged to own Company shares.

Board Meetings

The following points identify the frequency of Board Meetings and the extent of reporting from management at the meetings:

- There is no minimum of number of meetings to be held per year;

- Other meetings will be held as required, meetings can be held by telephone link; and
- Information provided to the Board includes all material information on; operations, budgets, cash flows, funding requirements, shareholder movements, broker activity in the Company's securities, assets and liabilities, disposals, financial accounts, external audits, internal controls, risk assessments, new venture proposals, and health, safety and environmental reports.

The number of Directors' meetings and the number of meetings attended by each of the Directors of the Company during the financial year are set out in the Directors' Report.

Board Performance Review (8.1)

It is not the policy of the Board to conduct an evaluation of its performance. The Board consists of two executive directors and one independent non executive director. The two executive directors are employed via consultancy agreements which are subject to normal commercial conditions for review and termination.

Other Areas for Board Review

- Reporting to shareholders and the market to ensure trade in the Company's securities takes place in an efficient, competitive and informed market; and
- Insurance, both corporate and joint venture related insurances.

Board Committees

Audit Committee (4.2)

The Company does not have an audit committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an audit committee can be adequately handled by the full Board.

A Director and the Company Secretary/Financial Controller declare to the Board that the Company's financial statements for the year ended 30th June 2006 present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts.(4.1)

Nomination Committee (2.4)

The Board of Directors of the Company does not have a nomination committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a nomination committee can be adequately handled by the full Board.

Remuneration Committee (8.1)(9.2)(9.5)

The Company does not have a remuneration committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a remuneration committee can be adequately handled by the full Board.

The Company's policy for determining the nature and amount of emoluments of Board members is as follows:

- Remuneration of Executive and Non-Executive Directors is reviewed annually by the Board.
- Remuneration packages are set at levels intended to attract and retain Directors and Executives capable of managing the Company's operations and adding value to the Company.

For details of remuneration paid to Directors and officers for the financial year please refer to the Directors Report and Note 7 to the Financial Statements.

Risk Management (7.1)

The risks involved in a gas exploration, development and production company and the specific uncertainties for the Company continue to be regularly monitored. All proposals reviewed by the Board include a consideration of the issues and the risks of the proposal.

The potential exposures associated with running the Company have been managed by the Board and the Company Secretary/Financial Controller who have significant broad-ranging industry experience, work together as a team and regularly share information on current activities.

Additionally, it is the responsibility of the Board to assess the adequacy of the Company's internal control systems and that its financial affairs comply with applicable laws and regulations and professional practices. A Director and the Company Secretary/Financial Controller declaration to the Board that the financial reporting, risk management and associated compliance controls have been assessed and found to be operating efficiently and effectively. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of, and representation by, appropriate levels of management (4.1) (7.2).

PROMOTION OF ETHICAL AND RESPONSIBLE DECISION-MAKING

Code of Conduct (10.1)

The goal of establishing the Company as a niche provider of gas and/or electricity is underpinned by its core values of honesty, integrity, common sense and respect for people. The Company desires to remain a good corporate citizen and appropriately balance, protect and preserve all stakeholders interests.

The Board has not adopted a formal Code of Conduct for Directors and employees of the Company. The Company has two executive directors, one non executive director and one employee.(3.1).

Trading in Company Securities by Directors, officers and employees

Trading of shares is covered by, amongst other things the Corporations Act and the ASX Listing Rules. The Board is satisfied that all its directors, officers and employees are aware of the rules which prohibit trading in the Company's securities whilst the Directors, officer or employee is in the possession of price sensitive information.

For details of shares held by Directors and officers please refer to the Directors' Report and Note 7 to the Financial Statements (3.2).

SHAREHOLDER COMMUNICATION

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors and the Company. Information is communicated to shareholders and the market through:

- the Annual Report which is distributed to all shareholders;
- other periodic reports which are lodged with ASX and available for shareholder scrutiny;
- other announcements made in accordance with ASX Listing Rules;
- special purpose information memoranda issued to shareholders as appropriate; and
- the Annual General Meeting and other meetings called to obtain approval for board action as appropriate.

ASX BEST PRACTICE RECOMMENDATIONS

The table below identifies the ASX Best Practice Recommendations and whether or not the Company has complied with the recommendations during the reporting period:

		Complied	Note
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	X	
2.1	A majority of the Board should be independent Directors.	X	
2.2	The Chairperson should be an independent Director.	X	
2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same individual.	X	1
2.4	The Board should establish a Nomination Committee.	X	2
2.5	Provide the information indicated in Guide to Reporting on Principle 2.	X	
3.1	Establish a code of conduct to guide the Directors, the Chief Executive Offer (or equivalent), the Chief Financial Officer (or equivalent) and any other key Executives as to: 3.1.1 the practices necessary to maintain confidence in the Company's integrity. 3.2.1 the responsibility of an accountability of individuals for reporting and investigating of unethical practices.	X	
3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees	X	
3.3	Provide information indicated in the Guide to reporting on Principle 3.	X	
4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that Company's financial reports present a true and affair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	X	
4.2	The Board should establish an Audit Committee.	X	3
4.3	Structure the Audit Committee so that it consists of: — Only Non-Executive Directors; — A majority of independent Directors; — An independent Chairperson, who is not Chairperson of the Board; and — At least three other members.	X	3
4.4	The Audit Committee should have a formal charter.	X	3
4.5	Provide the information indicated in Guide to reporting on Principle 4.	X	
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for the compliance.	X	

5.2	Provide the information indicated in Guide to reporting Principle 5.	X	
6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	X	
6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors Report.	Yes	
7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	X	
7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: 7.2.1 the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) is founded on a system of risk management and internal compliance and control which implements the policies adopted by the Board. 7.2.2 the Company's risk management and internal compliance and control system is operating efficiently in all material respects.	X	
7.3	Provide the information indicated in Guide to reporting on Principle 7.	X	
8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives and corporate performance.	X	4
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand I. The costs and benefits of these policies; and II. The link between remuneration paid to Directors and key Executives and corporate performance.	X	
9.2	The Board should establish a Remuneration Committee.	X	5
9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	Yes	
9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	Yes	
9.5	Provide the information indicated in Guide to reporting on Principle 9.	X	
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	X	

Note 1: The Company has a Managing Director who is also the Chief Executive Officer. Therefore both roles are exercised by the same person. The Company does not have an Independent Chairman of the Board. The Chairman is an executive director.

Note 2: The Board of Directors of the Company does not have a nomination Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Nomination Committee can be adequately handled by the full Board.

Note 3: The Company does not have an Audit Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an Audit Committee can be adequately handled by the full Board.

Note 4: The Board is comprised of two executive directors and one Non Executive independent director. The two executive directors are employed via consultancy agreements which contain review and termination clauses.

Note 5: The Company does not have a Remuneration Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Remuneration Committee can be adequately handled by the full Board.

WESTRALIAN GAS AND POWER LIMITED
INCOME STATEMENTS
YEAR ENDED 30 JUNE 2005

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2006	2005	2006	2005
Revenues from continuing operations	3	97,161	58,800	97,161	58,800
Employee benefits and consultants expense		(637,030)	(300,649)	(637,030)	(300,649)
Depreciation and amortisation expense	4	(11,981)	(3,923)	(11,934)	(3,923)
Exploration expenditure written off		(857,124)	(695,302)	(853,084)	(695,302)
Option issue cost	27	(235,697)	-	(235,697)	-
Other expenses		(156,437)	(292,915)	(140,362)	(292,915)
Loss before income tax expense	20	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Income tax expense	5	-	-	-	-
Loss after related income tax expense		(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Basic earnings per share (cents per share)	9	(4.74)	(5.74)		
Diluted earnings per share (cents per share)	9	(4.74)	(5.74)		

The comparatives for the prior year are for parent company only as the subsidiaries were only incorporated in 2006.

The Income Statements should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
BALANCE SHEETS
AS AT 30 JUNE 2006

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2006	2005	2006	2005
CURRENT ASSETS					
Cash and cash equivalents	10	833,593	2,657,848	830,053	2,657,848
Trade and other Receivables	11	44,250	132,483	44,212	132,483
TOTAL CURRENT ASSETS		877,843	2,790,331	874,265	2,790,331
NON-CURRENT ASSETS					
Trade and Other Receivables	11	1,600	1,600	114,763	1,600
Property, plant and equipment	13	101,955	13,267	94,603	13,267
Intangible assets	14	-	-	-	-
Other assets	15	215,716	-	134,995	-
Other financial assets	16	2,660	-	1,310	-
TOTAL NON-CURRENT ASSETS		321,931	14,867	345,671	14,867
TOTAL ASSETS		1,199,774	2,805,198	1,219,936	2,805,198
CURRENT LIABILITIES					
Trade and Other Payables	17	67,507	107,520	67,507	107,520
TOTAL CURRENT LIABILITIES		67,507	107,520	67,507	107,520
TOTAL LIABILITIES		67,507	107,520	67,507	107,520
NET ASSETS		1,132,267	2,697,678	1,152,429	2,697,678
EQUITY					
Contributed equity	19	4,102,781	4,102,781	4,102,781	4,102,781
Option Issue Reserve	20	235,697	-	235,697	-
Accumulated losses	20	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)
TOTAL EQUITY		1,132,267	2,697,678	1,152,429	2,697,678

The Balance Sheets should be read in conjunction with the accompanying Notes to the Financial Statements

WESTRALIAN GAS AND POWER LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF CHANGES IN EQUITY
FOR YEAR ENDED 30 JUNE 2006

	Note	Share Capital		Reserves $	Accumulated Losses $	Total $
		Ordinary $	Converting Incentive Preference Shares $			
Economic Entity						
Balance at 1 July 2004		2	-	-	(171,114)	(171,112)
Loss attributable to members		-	-	-	(1,233,989)	(1,233,989)
Shares Issued during the year		4,653,575	1,370	-	-	4,654,945
Share Issue Costs		(552,166)	-	-	-	(552,166)
Balance at 30 June 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Balance at 1 July 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members		-	-	-	(1,801,109)	(1,801,109)
Shares Issued during the year		-	-	-	-	-
Share Issue Costs		-	-	-	-	-
Option Issue Reserve		-	-	235,697	-	235,697
Balance at 30 June 2006		4,101,411	1,370	235,697	(3,206,212)	1,132,266
Parent Entity						
Balance at 1 July 2004		2	-	-	(171,114)	(171,112)
Loss attributable to members		-	-	-	(1,233,989)	(1,233,989)
Shares Issued during the year		4,653,575	1,370	-	-	4,654,945
Share Issue Costs		(552,166)	-	-	-	(552,166)
Balance at 30 June 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Balance at 1 July 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members		-	-	-	(1,780,946)	(1,780,946)
Shares Issued during the year		-	-	-	-	-
Share Issue Costs		-	-	-	-	-
Option Issue Reserve		-	-	235,697	-	235,697
Balance at 30 June 2006		4,101,411	1,370	235,697	(3,186,049)	1,152,429

The above statements of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
STATEMENTS OF CASHFLOWS
YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity		Parent Entity	
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES		2006	2005	2006	2005
Payments to suppliers and employees		(824,660)	(537,312)	(804,545)	(537,312)
Payments for exploration expenditure		(853,084)	(706,814)	(853,084)	(706,814)
Interest received		97,161	47,379	97,161	47,379
GST		80,042	(92,589)	80,080	(92,589)
Net cash inflows/(outflows) from operating activities	24	(1,500,541)	(1,289,336)	(1,480,388)	(1,289,336)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(100,669)	(11,469)	(93,270)	(11,469)
Acquisition of Oil Lease Permits		(80,721)	-	-	-
Development expenditure		(134,995)	-	(134,995)	-
Investment in subsidiary		-	-	(10)	-
Incorporation of subsidiary		(1,360)	-	-	-
Investment in listed entity		(2,000)	-	(2,000)	-
Acquisition cost of trademark		-	(273)	-	(273)
Security deposit paid		-	(1,600)	-	(1,600)
Net cash inflows/(outflows) from investing activities		(319,745)	(13,342)	(230,275)	(13,342)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares (net of raising costs)		-	3,930,289	-	3,930,289
Loan to subsidiaries		-	-	(113,163)	-
Repayment of borrowings		(3,969)	(21,153)	(3,969)	(21,153)
Net cash inflows/(outflows) from financing activities		(3,969)	3,909,136	(117,132)	3,909,136
Net increase in cash held		(1,824,255)	2,606,458	(1,827,795)	2,606,458
Cash at beginning of year/period		2,657,848	51,390	2,657,848	51,390
Cash at end of year	10	833,593	2,657,848	830,053	2,657,848

The Statements of Cash Flows should be read in conjunction with the accompanying Notes to the Financial Statements

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED 30 JUNE 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Westralian Gas and Power Limited as an individual entity and the consolidated entity consisting of Westralian Gas and Power Limited and its subsidiaries. Westralian Gas and Power Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on Australian Stock Exchange Limited.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (IFRSs). Compliance with AIFRSs ensures that the financial report, comprising the group's financial statements and notes and the parent entity financial statements and notes of Westralian Gas and Power Limited, comply with IFRSs.

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006. There are no anticipated changes to Westralian Gas and Power Limited's accounting policies in future periods as a result of these changes. Below is a summary of recently amended or issued Accounting Standards relevant to Westralian Gas and Power Limited:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005-1	AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-4	AASB 139: Financial Instruments: Recognition and Measurement, AASB 132: Financial Instruments: Disclosure and Presentation, AASB 1: First-time adoption of AIFRS, AASB 1023: General Insurance Contracts, AASB 1028: Life Insurance Contracts	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: First-time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-10	AASB 132: Financial Instruments: Disclosure and Presentation, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings Per Share, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1: First-time adoption of AIFRS	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007
2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB 7: Financial Instruments: Disclosures	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Westralian Gas and Power Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Westralian Gas and Power Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRSs. When preparing Westralian Gas and Power Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRSs. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from previous AGAAP to AIFRSs on the group's equity and its net income are given in note 2.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Accounting Policies

a. **Principles of Consolidation**

A controlled entity is any entity Westralian Gas and Power Ltd has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 16 to the financial statements. All controlled entities have a June financial year-end except for Sunset Energy LLC a Delaware USA based company which has a December year end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Plant and Equipment**

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the Company includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the Company commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	**Depreciation Rate**
Furniture	7.5%
Plant and equipment	25% - 100%
Motor Vehicles	10.0%

d. **Impairment of assets**

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

f. **Interests in Joint Ventures**

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 12.

g. **Exploration, Evaluation and Development Expenditure**

Exploration, evaluation and development expenditure incurred is written off in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

h. **Intangibles**

Patents and Trademarks

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

i. **Foreign currency translation**

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Trade and other payables**

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

k. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the Company to the superannuation funds nominated by its employees. The Company does not run an employer sponsored fund.

l. **Cash**

For the purpose of the statement of cash flows, cash includes:

i. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
ii. investments in money market instruments with less than 14 days to maturity.

m. **Issued capital**

Ordinary shares are classified as equity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

n. **Earnings per share (EPS)**

Basic earnings per share

Basic EPS is calculated as the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, divided by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

o. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

p. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST. Inflows and outflows in the cashflow statement are accounted for on a gross basis.

q. **Critical accounting estimates and judgements**

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

r. **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

s. **Investments and other financial assets**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

t. **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTE 2 : FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The directors are of the opinion that the key material differences in the Company's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows:

The company changed its accounting policies on 1 July 2005 to comply with Australian equivalents to International Financial Reporting Standards (AIFRS). The transition to AIFRS is accounted for in accordance with AASB 1 'First-time adoption of Australian equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. The transition from previous AGAAP to AIFRS has not affected the company's income statement, balance sheet, statement of changes in equity and cash flows as at 1 July 2004,1 July 2005, 30 June 2005 and 30 June 2006. There were also no changes required to the Profit and Loss and Cashflows for the periods ended 30 June 2005 and 30 June 2006.

		Consolidated Entity		Parent Entity	
NOTE 3: REVENUE	Note	2006 $	2005 $	2006 $	2005 $
From continuing operations					
interest received – other persons	4b	97,061	58,392	97,061	58,392
other revenue		100	408	100	408
Total Revenue		97,161	58,800	97,161	58,800

NOTE 4: PROFIT FROM CONTINUING OPERATIONS

Profit before income tax has been determined after

a. **Expenses**

Depreciation of non-current assets:				
plant and equipment	11,981	3,650	11,934	3,650
Total depreciation	11,981	3,650	11,934	3,650
Amortisation of non-current assets:				
patents and trademarks	-	273	-	273
Total amortisation	-	273	-	273

NOTE 4: PROFIT FROM CONTINUING OPERATIONS

Rental expense on operating leases	82,889	35,667	82,889	35,667
Exploration expenditure written off	857,124	695,302	853,084	695,302

b. **Revenue**

Interest received	97,061	58,392	97,061	58,392

c. **Significant Revenues and Expenses**

The following material items are relevant in explaining the financial performance:

Employment expenses and consultancy fees	637,030	300,649	637,030	300,649
Exploration expenditure written off	857,124	695,302	853,084	695,302

	Consolidated Entity		**Parent Entity**	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
NOTE 5: INCOME TAX				
(a) Income tax expense/(benefit)				
Current tax	-	-	-	-
Deferred tax				
Under (over) provided in prior years	-	-	-	-
	-	-	-	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss before income tax expense	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Prima facie tax benefit on loss at 30% (2005: 30%)	(540,332)	(370,197)	(534,284)	(370,197)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Share-based payments	70,709	-	70,709	-
Sundry items	5,056	10,166	5,056	10,166
	(464,567)	(360,031)	(458,519)	(360,031)
Movements in unrecognised temporary differences	(39,332)	(28,174)	(39,332)	(28,174)
Tax effect of current year tax losses for which no deferred tax asset has been recognised	503,899	388,205	497,851	388,205
Income tax expense/(benefit)	-	-	-	-

(c) Unrecognised temporary differences

Deferred Tax Assets (at 30%)

On Income Tax Account				
Capital raising costs	105,021	140,128	105,021	140,128
Provision for diminution	-	-	-	-
Other	4,543	16,547	4,543	16,547
Carry forward tax losses	936,864	429,206	936,864	429,206
	1,046,428	585,881	1,046,428	585,881

Deferred Tax Liabilities (at 30%)

On Income Tax Account				
Other	1,192	3,304	1,192	3,304

Net deferred tax assets have not been brought to account as it is not probable within the immediate future that tax profits will be available against which deductible temporary differences and tax losses can be utilised.

NOTE 6. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

NOTE 7: KEY MANAGEMENT PERSONNEL

a. Names and positions held of Directors and Key Management Personnel in office at any time during the financial year are:

Directors

Peter Briggs	Executive Chairman
Stephen Leslie Thomas	Managing Director
Alan Robert Burns	Non Executive Director

Other Key Management Personnel

Paul Fromson	Company Secretary

b. Directors' Remuneration

2006

	Short Term Employee Benefits				**Share Based Payment**	**Total**
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	30,000	-	-	2,700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473

2005	Short Term Employee Benefits				Share Based Payment	Total
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Peter Briggs	106,000	-	-	-	-	106,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	23,507	-	-	2,115	-	25,622
	309,507	-	-	2,115	-	311,622

c. Key Management Personnel

2006	Short Term Employee Benefits				Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Paul Fromson	48,000	-	-	-	58,924	106,924

2005	Short Term Employee Benefits				Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Paul Fromson	76,025	-	-	-	-	76,025

d. Options Holdings

Number of Options Held by Key Management Personnel

	Balance 1.7.2005	Granted as Remun-eration	Options Exercised	Net Change Other	Balance 30.6.2006	Total vested 30.6.2006	Total Exercisable 30.6.2006	Total Unexercisable 30.6.2006
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	-	3,000,000	-	-	3,000,000	3,000,000	3,000,000	-

e. Shareholdings

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2005
Parent Entity Directors					
Peter Briggs	8,350,000	-	-	175,000	8,525,000
Stephen Leslie Thomas	8,000,000	-	-	60,000	8,060,000
Alan Robert Burns	746,000	-	-	-	746,000

Other Key Management Personnel

Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,396,000	-	-	235,000	17,631,000

* Net change other refers to shares purchased or sold on market during the financial year.

e. Shareholdings

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

	Balance 1.7.2005	Received as Remuneration	Options Exercised	Net Change Other*	Balance 30.6.2005
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

No CIPS are held by any other key management personnel.

f. Remuneration Practices

The company's board and executives are paid consulting and directors fees at market rates. There are no retirement or termination or other benefits. The two executive directors have a consulting agreement with the company which expires on 1 January 2007 but which can be renewed/extended. The consulting agreements contain termination clauses and review clauses.

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the "Remuneration Report" within the Directors Report.

NOTE 8: AUDITORS' REMUNERATION	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Remuneration of the auditor for:				
auditing or reviewing the financial report	14,500	10,000	14,500	10,000
other services	-	-	-	-
other services provided by related practice of auditor	-	-	-	-

NOTE 9: EARNINGS PER SHARE	2006 $	2005 $
a. Earnings used in the calculation of basic EPS	(1,801,108)	(1,233,993)
Earnings used in the calculation of dilutive EPS	(1,801,108)	(1,233,993)
b. Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	37,978,000	21,494,642
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	37,978,000	21,494,642

c. Classification of securities

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature. See note 19 for options on issue.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

d. Earning per share

Earnings per share - cents	(4.74)	(5.74)
Dilutive earnings per share - cents	(4.74)	(5.74)

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
NOTE 10: CASH AND CASH EQUIVALENTS				
Cash at bank	87,805	123,095	84,265	123,095
Deposits at call	745,788	2,534,753	745,788	2,534,753
	833,593	2,657,848	830,053	2,657,848
NOTE 11: TRADE AND OTHER RECEIVABLES				
CURRENT				
GST refund due	26,989	107,031	26,951	107,031
Amounts receivable from director related entities	12,287	14,439	12,287	14,439
Other amounts receivable	1,000	-	1,000	-
Accrued interest income	3,974	11,013	3,974	11,013
	44,250	132,483	44,212	132,483
NON CURRENT				
Loan to subsidiaries	-	-	113,163	-
Rental Bond Deposit	1,600	1,600	1,600	1,600
	1,600	1,600	114,763	1,600

The loan to the subsidiary has no fixed repayment period and no interest is charged on the loan at this point in time. The loan is carried at fair value being the total amount actually loaned to the subsidiary during the year.

NOTE 12: JOINT VENTURES

The company has a joint venture with a Director related entity, Flamestar Corporation Pty Ltd (Flamestar). The joint venture is a fully contributing joint venture with each partner contributing their share of the exploration costs. The Exploration Joint Venture Agreement is between director related entity Red Mountain Energy Pty Ltd (RME) and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture. Westralian Gas and Power Ltd is farming into the RME interest in the joint venture.

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
NOTE 13: PLANT AND EQUIPMENT				
Opening balance	13,267	5,448	13,267	5,448
Acquisitions	100,669	11,469	93,270	11,469
Depreciation expense	(11,981)	(3,650)	(11,934)	(3,650)
Plant and Equipment at written down value	101,955	13,267	94,603	13,267

Plant and equipment at cost	117,610	16,941	110,211	16,941
Accumulated depreciation	(15,655)	(3,674)	(15,608)	(3,674)
	101,955	13,267	94,603	13,267

NOTE 14: INTANGIBLE ASSETS	2006 $	2005 $	2006 $	2005 $
Trademarks at cost	273	273	273	273
Accumulated amortisation	(273)	(273)	(273)	(273)
	-	-	-	-

NOTE 15: OTHER ASSETS

NON CURRENT

Exploration expenditure				
Opening balance of capitalised cost	-	-	-	-
Exploration expenditure incurred during period	857,124	695,302	853,084	695,302
Exploration expenditure written off during period	(857,124)	(695,302)	(853,084)	(695,302)
Closing balance of capitalised expenditure	-	-	-	-
Development Expenditure				
Opening balance of capitalised cost	-	-	-	-
Development expenditure incurred during period	134,995	-	134,995	-
Development expenditure written off during period	-	-	-	-
Closing balance of capitalised expenditure	134,995	-	134,995	-
Production Leases				
Opening balance of capitalised cost	-	-	-	-
Lease expenditure incurred during period	80,721	-	-	-
Lease expenditure written off during period	-	-	-	-
Closing balance of capitalised expenditure	80,721	-	-	-
Total Other Assets	215,716	-	134,995	

Recoverability of the carrying amount of the Development Expenditure and Production Leases is dependent on successful development and commercial exploitation or sale of the respective areas of interest.

NOTE 16: OTHER FINANCIAL ASSETS

Investment in subsidiary	-	-	10	-
Investment in ASX Listed Company	2,000	-	2,000	-
Less provision for diminution	(700)	-	(700)	-
Investment at market value	1,300	-	1,300	-
Incorporation Costs	1,360	-	-	-
Total Other Financial Assets	2,660	-	1,310	-

NOTE 17: CONTROLLED ENTITIES

(a) **Controlled Entities Consolidated**

	Country of Incorporation	Percentage Owned (%) 2006	2005
Parent Entity:			
Westralian Gas and Power Ltd	Australia		
Ultimate Parent Entity			
Westralian Gas and Power Ltd	Australia		
Subsidiaries:			
Westralian Petroleum Ltd	Australia	100	-
Sunset Energy LLC	USA	100	-

(b) **Establishment of Controlled Entities**

On 2 February 2006 the parent entity incorporated a 100% subsidiary Westralian Petroleum Ltd and is entitled to all profits earned from incorporation.

On 13 March 2006 the parent entity incorporated a 100% subsidiary Sunset Energy LLC, a company incorporated in Delaware USA, and is entitled to all profits earned from incorporation.

	Consolidated		Parent	
NOTE 17: TRADE AND OTHER PAYABLES	2006 $	2005 $	2006 $	2005 $
CURRENT (all unsecured)				
Trade creditors	11,381	35,180	11,381	35,180
Sundry creditors and accrued expenses				
director related entities	26,691	30,660	26,691	30,660
other	28,792	40,553	28,792	40,553
	66,864	106,393	66,864	106,393
Employee entitlements				
Aggregate Employee Benefits Liability	643	1,127	643	1,127
Total Trade and other payables	67,507	107,520	67,507	107,520
Number of Employees at Year-end	1	1	1	1
Aggregate Employee Benefits Liability				
Carrying amount at beginning of year	1,127	-	1,127	-
Utilisation of provision	(1,127)	-	(1,127)	-
Additional provisions recognised	643	1,127	643	1,127
Carrying amount at end of year	643	1,127	643	1,127

NOTE 19: CONTRIBUTED EQUITY

a. Ordinary shares	Economic Entity 2006	Economic Entity 2005	Parent Entity 2006	Parent Entity 2005
	$	$	$	$
At the beginning of the reporting period	4,101,411	-	4,101,411	-
Shares issued during the year				
shares issued on incorporation 24 May 2004	-	2	-	2
Existing 2 shares split into 16,000,000 shares	-	-	-	-
Issue on 20 September 2004 at .0001 cents per share	-	75	-	75
Issue on 26 October 2004 at 12.5 cents per share	-	653,500	-	653,500
Issue on 14 March 2005 at 25 cents per share	-	4,000,000	-	4,000,000
Transaction costs relating to share issues	-	(552,166)	-	(552,166)
At reporting date	4,101,411	4,101,411	4,101,411	4,101,411
	Number	Number	Number	Number
At the beginning of the reporting period	37,978,000	2	37,978,000	2
Shares issued during the year				
Existing 2 shares split into 16,000,000 shares	-	15,999,998	-	15,999,998
Issue on 20 September 2004	-	750,000	-	750,000
Issue on 26 October 2004	-	5,228,000	-	5,228,000
Issue on 14 March 2005	-	16,000,000	-	16,000,000
At reporting date	37,978,000	37,978,000	37,978,000	37,978,000

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Converting Incentive Preference Shares (CIPS)	Consolidated Entity 2006	Consolidated Entity 2005	Parent Entity 2006	Parent Entity 2005
	$	$	$	$
At the beginning of reporting period	1,370	-	1,370	-
Shares issued during year				
6,850,000 issued on 17 September 2004	-	685	-	685
6,850,000 issued on 18 September 2004	-	685	-	685
At reporting date	1,370	1,370	1,370	1,370
	Number	Number	Number	Number
At the beginning of reporting period	13,700,000	-	13,700,000	-
Shares issued during year				
6,850,000 issued on 17 September 2004	-	6,850,000	-	6,850,000
6,850,000 issued on 18 September 2004	-	6,850,000	-	6,850,000
At reporting date	13,700,000	13,700,000	13,700,000	13,700,000

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
c. Total Contributed Equity including Ordinary Shares and CIPS	4,102,781	4,102,781	4,102,781	4,102,781

Terms and Conditions of Converting Incentive Preference Shares

There are two series of CIPS on issue, being the Series A CIPS and the Series B CIPS, all of which are held by entities related to two of the Company's Directors. Other than for the conversion formulae associated with each series of CIPS, the terms and conditions of each series are identical and are set out below.

Dividend

CIPS dividend

CIPS Shareholders are entitled to receive a dividend. The dividend is fixed at 5% of the issue price (being $0.0001) of each CIPS Share. The dividend will be computed from the issue to the conversion date of the CIPS on the basis of a 365 day year and pro rata for part of a year.

Dividend entitlement

The time for the entitlement to a dividend is 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Dividend date

Dividends shall be paid if the Company has funds legally available for the payment of dividends within 30 days after the CIPS Shareholder becomes entitled to the dividend.

Books closing date

Dividends are payable to the registered holders of each CIPS as they appear in the register for the CIPS at 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Method of payment

Dividends shall be deemed paid if paid by cheque or direct debit on (or as soon as practicable after) the date determined by the Directors that a dividend is to be paid to the account or address nominated by the CIPS Shareholder.

Preferential

Dividends on the CIPS shall rank in priority to dividends on the ordinary fully paid shares.

Cumulative

Dividends on the CIPS will be cumulative.

Pari Passu

Dividends on the CIPS shall rank pari passu with all other CIPS.

Redemption

Subject to the conversion formulae for each series described below, the CIPS are redeemable on the Redemption Date at the election of the Company, by giving at least 7 days written notice prior to the expiry of the Redemption Date of the redemption to the CIPS Shareholders, in accordance with the following:

Redemption Amount

At redemption the CIPS Shareholder is entitled to payment of the Redemption Amount in respect of each CIPS Share which has not been converted in accordance with the conversion formulae described below.

The Redemption Amount in respect of each CIPS may only be paid out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.

Payment

Within 30 days of the Redemption Date the Company must pay to the CIPS Shareholder the Redemption Amount in respect of each CIPS.

Return of Certificate

On redemption each CIPS Shareholder is bound to surrender any certificate for the CIPS to be redeemed.

Conversion

The CIPS will convert into Shares in accordance with the following:

Conversion Formula for Series A CIPS

Each Series A CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the first 5 pilot wells of the Company on the Titles all produce at least 2P Reserves and the Company is successful in attaining financial close on the funding of the next 30 wells; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 40 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the price per Share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Conversion Formula for Series B CIPS

Each Series B CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the gross revenue of the Company (using generally accepted accounting principles) from the sale of product in any financial year (including gas or electricity) is more that A$10,000,000; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 50 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the price per Share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Statements

As soon as practicable after conversion of any CIPS, the Company shall dispatch statements or certificates in respect of the Shares issued as a result of the conversion.

After Conversion

The Shares issued on conversion of any CIPS will as and from 5.00pm (WST) on the date of allotment rank equally with and confer rights identical with all other Shares then on issue.

Automatic Conversion

If:

- the Company does not give a redemption notice; or
- all the CIPS are not converted in accordance with the conversion formulae,

the remaining CIPS shall automatically convert to Shares in accordance with the following:

The number of Shares to be issued on automatic conversion will be calculated as follows:

$$\frac{\text{Number of CIPS} \times \text{Redemption Amount}}{\text{Market Price}}$$

Reconstruction

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the CIPS shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders which are not conferred on the holders of Shares.

Winding up

If the Company is wound up prior to conversion of all of the CIPS into Shares then the CIPS Shareholders will have the right for each CIPS held and not converted in Shares to be paid cash for the issue price (being $0.0001) and any arrears of dividend in priority to the holders of Shares but will have no right to participate beyond this extent in surplus assets or profits of the Company on winding up.

Non-transferable

The CIPS are not transferable.

Copies of notices and reports and voting rights

The CIPS Shareholders have the same right as holders of Shares to receive notices, reports and audited accounts and to attend general meetings of the Company but are only entitled to vote in the circumstances listed in Listing Rule 6.3.

Quotation of CIPS

No application for quotation of the CIPS will be made by the Company.

Redemption Date

The CIPS are redeemable 40 months from their date of issue.

Status of CIPS

As at the date of this report no CIPS have been converted to ordinary fully paid shares by either of the holders and none of the CIPS are capable of being converted into ordinary fully paid shares because none of the performance thresholds have been met.

	Consolidated Entity		Parent Entity	
d. Options Listed on ASX	**2006**	**2005**	**2006**	**2005**
	$	$	$	$
At the beginning of reporting period	-	-	-	-
Options issued upon listing of parent company on ASX	-	-	-	-
At reporting date	-	-	-	-
	Number	Number	Number	Number
At the beginning of reporting period	16,000,000	-	16,000,000	-
Options issued upon listing of parent company on ASX	-	16,000,000	-	16,000,000
At reporting date	16,000,000	16,000,000	16,000,000	16,000,000

e. Unlisted Options	Consolidated Entity 2006	2005	Parent Entity 2006	2005
	$	$	$	$
At the beginning of reporting period	-	-	-	-
4,000,000 option exercisable at 30 cents on or before 17/9/09	-	-	-	-
4,000,000 options exercisable at 30 cents on or before 30/11/08	-	-	-	-
At reporting date	-	-	-	-
	Number	Number	Number	Number
At the beginning of reporting period	4,000,000	-	4,000,000	-
4,000,000 option exercisable at 30 cents on or before 17/9/09	-	4,000,000	-	4,000,000
4,000,000 options exercisable at 30 cents on or before 30/11/08	4,000,000	-	4,000,000	-
At reporting date	8,000,000	4,000,000	8,000,000	4,000,000

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a director and the company secretary, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the new accounting standard AASB Share based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. An expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black & Scholes and Binomial methodologies with the following assumptions:

ii. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;

iii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;

iv. For the purposes of the valuation, no future dividend payments have been forecast; and

v. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008.

The valuation was conduction by an independent accounting firm.

NOTE 20: RESERVES AND ACCUMULATED LOSSES	2006 $	2005 $	2006 $	2005 $
a) Reserves				
Share Based Payment Reserve				
Balance at beginning of year	-	-	-	-
Option expense	235,697	-	235,697	-
Balance at end of year	235,697	-	235,697	-
b) Accumulated Losses				
Balance at the beginning of the year	(1,405,103)	(171,114)	(1,405,103)	(171,114)
Net loss for the period	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Accumulated losses at the end of the financial year	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)

c) Nature and purpose of reserves – full disclosure of the nature and purpose of the share based payment reserve is disclosed in note 19.

NOTE 21: EXPENDITURE COMMITMENTS	2006 $	2005 $	2006 $	2005 $
a. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
not later than 1 year	58,125	40,823	58,125	40,823
later than 1 year but not later than 5 years	113,828	138,817	113,828	138,817
later than 5 years	-	-	-	-
	171,953	179,640	171,953	179,640

The property lease is a non-cancellable lease which expires on 13 June 2009 with rent payable monthly in advance. Contingent rental provisions within the lease agreement require the minimum lease payments shall be increased by a CPI per annum. The lease allows for subletting of all lease areas.

b. Capital Expenditure Commitments

Coal Seam Methane Projects

The Company is the sole holder of two Special Prospecting Authorities for the areas known as Eneabba (SPA 2/04-5) and Greenough (SPA 3/04-5) and application has been made to convert these two SPA's into drilling reservations. The company is awaiting Native Title determination and no expenditure will occur until the determination has been granted.

The company is continuing to farm into the Margaret River Exploration Permit (EP 1/03-4) and the Augusta Exploration Permit (EP 2/03-4).

The Company has completed farming into Drilling Reservation (DR7) on its Yelverton Project and on 24 August 2006 the Department of Industry and Resources transferred this reservation to Westralian Gas and Power Ltd. There are no remaining capital commitments on this project however the company is considering applying for conversion to a retention lease.

The Company is farming into the Treeton SPA (SPA 1/03-4) and the Vasse SPA (SPA 2/03-4) and has completed the capital commitments on these SPA's. The company is awaiting Native Title determination on these SPA's and does not have any further capital commitments at this point in time.

The company's expenditure to farm into these SPA's/Drilling Reservations and on its granted drilling reservation is estimated as follows:

	2006 $	2005 $	2006 $	2005 $
not later than 1 year	382,000	1,131,000	382,000	1,131,000
later than 1 year but not later than 5 years	749,500	1,101,000	749,500	1,101,000
later than 5 years	-	-	-	-
	1,131,500	2,232,000	1,131,500	2,232,000

Oil and Gas Permits

On 24th August 2006 the Department of Industry and Resources granted Westralian Petroleum Ltd (a wholly owned subsidiary of Westralian Gas and Power Ltd) a 50% interest in two offshore oil and gas permits WA-381-P and WA-382-P for 6 years. In applying for the permits the company bid a minimum guaranteed work program and also a secondary work program and the company's 50% share of the expenditure commitments are as follows:

	2006 $	2005 $	2006 $	2005 $
not later than 1 year	690,000	-	-	-
later than 1 year but not later than 5 years	21,360,000	-	-	-
later than 5 years	-	-	-	-
	22,050,000	-	-	-

The company via its wholly owned USA subsidiary, Sunset Energy LLC, has purchased two oil and gas leases in Kentucky USA. The company's commitment on these leases is to produce oil each year and as the company is currently producing oil there are no further commitments.

c. Joint Ventures

The Company is farming into a 50% share of a joint venture between Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd. The Company has completed the capital commitments on these SPA's. The company is awaiting Native Title determination on these SPA's and does not have any further capital commitments at this point in time.

d. Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation.

	2006 $	2005 $	2006 $	2005 $
not later than one year	142,000	284,000	142,000	284,000
later than one year and not later than five years	-	142,000	-	142,000
	142,000	426,000	142,000	426,000

NOTE 22: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent assets or liabilities.

NOTE 23: SEGMENT REPORTING

Primary Reporting — Business Segments

The Company operates in one industry segment oil and gas exploration and production. During 2006 a subsidiary Sunset Energy LLC was incorporated in Delaware USA. Sunset Energy LLC is conducting Oil and Gas activities in Kentucky USA and shortly after year-end revenue from oil sales commenced. Other than this the groups operations are all based in Western Australia.

There were no transactions between the segments other than the parent company loaning the subsidiary funds to commence its operations.

Secondary Reporting — Geographical Segments

	Segment Revenues from External Customers		Segment Result		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Geographical location:								
Australia	97	59	(1,786)	(1,234)	1,107	2,805	-	-
United States of America	-	-	(15)	-	93	-	-	-
	97	59	(1,801)	(1,234)	1,200	2,805	-	-

Secondary Reporting — Geographical Segments

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

NOTE 24: STATEMENT OF CASH FLOWS	2006 $	2005 $	2006 $	2005 $
a. **Reconciliation of the net loss after income tax to net cash flows from operating activities**				
Net loss for the year	(1,801,108)	(1,233,993)	(1,780,946)	(1,233,993)
Non-cash Items				
Amortisation	-	273	-	273
Depreciation	11,981	3,650	11,934	3,650
Option expense	235,697	-	235,697	-
Diminution of investment	700	-	700	-

Changes in assets and liabilities

Increase/(decrease) in debtors/receivables	89,233	(115,114)	89,271	(115,114)
(Increase)/decrease in trade creditors and accruals	(36,560)	54,718	(36,560)	54,718
Increase/(decrease) in provisions	(484)	1,127	(484)	1,127
Cash outflows from operations	(1,500,541)	(1,289,339)	(1,480,388)	(1,289,339)

b. **Reconciliation of cash and equivalents**

Cash and equivalents comprise

- cash at bank and in hand	87,805	123,095	84,265	123,095
- short term deposits	745,788	2,534,753	745,788	2,534,753
Total cash and cash equivalents	833,593	2,657,848	830,053	2,657,848

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

c. **Non cash financing and investing activities**

The company issued 4,000,000 unlisted options to entities related to a director and the company secretary.

25. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of key management personnel

(i) Directors

Peter Briggs	Chairman	Appointed 24 May 2004
Stephen Thomas	Managing Director	Appointed 24 May 2004
Alan Burns	Non-executive Director	Appointed 18 September 2004

(ii) Executives

Paul Fromson	Company Secretary	Appointed 24 May 2004

There are no other persons within the group who are classified as key management personnel.

(b) Compensation of key management personnel by category

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Short-term	364,700	387,647	364,700	387,647
Post employment	-	-	-	-
Other long-term	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	235,697	-	235,697	-
	600,397	387,647	600,397	387,647

The company has taken advantage of the relief provided by ASIC Class Order 06/05 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections (a) to (c) of the remuneration report on pages 15 and 16.

(c) Compensation options granted and vested during the year

Details of options provided as remuneration to key management personnel are included in section (d) of the remuneration report on page 18.

(d) Shares issued on exercise of compensation options

There were no shares issued on exercise of compensation options during the year.

(e) Option holdings of key management personnel

	Balance at beginning of period 1 July 2005	Granted	Options Exercised	Net Change Other	Balance at end of period 30 June 2006	Vested at 30 June 2006 Total	Not exercis-able	Exercis-able
Directors	4,000,000	3,000,000	-	-	7,000,000	7,000,000	-	7,000,000
Executives	-	1,000,000	-	-	1,000,000	1,000,000	-	1,000,000
Total	4,000,000	4,000,000	-	-	8,000,000	8,000,000	-	8,000,000

The options are all fully vested and the only requirement is to pay the exercise price before the expiry date when they lapse. Full details of the options and their valuation are included in note 19.

(g) Loans to key management personnel

There were no loans to key management personnel during the year.

(h) Other transactions and balances with key management personnel

Details of services provided by directors and amounts owed/owing by directors are disclosed under the related party note 26.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:	Consolidated		Parent Entity	
(i) Payments to Director Stephen Thomas	2006	2005	2006	2005
Outside the consultancy arrangement with the Company which is disclosed in the Directors remuneration note, Mr Stephen Thomas also provides seismic survey equipment and services to the Company. The amounts paid to Mr Thomas for the use of this equipment and provision of these services were:	94,385	46,890	94,385	46,890

(ii) Contractual Arrangements with Director Related Entities

a) Flamestar Share Purchase Option Agreement

The Flamestar Share Purchase Option Agreement refers to Application for SPA 3/03-4 (Collie) and Application for SPA 4/03-4 (Wilga) in which Flamestar Corporation Pty Ltd (Flamestar) has a 50% interest, the other 50% interest being held by Red Mountain Energy Pty Ltd (RME). The Flamestar Share Purchase Option Agreement gives the Company the option to purchase the only issued share in Flamestar. The share is currently held by director Alan Burns. This option may be exercised within 3 years of the date of the Flamestar Share Purchase Option Agreement, but not until at least one of the Applications mentioned above has been granted and converted into a title as defined in section 69J of the Act.

The price payable for the share in Flamestar is the market value of that share as determined by an expert. The expert is to be chosen by agreement of the parties or failing agreement within 14 days by the President of the Institute of Chartered Accountants.

The parties to the Flamestar Share Purchase Option Agreement are the Company as purchaser, Alan Robert Burns as vendor and director of Flamestar, and Flamestar.

The Company can elect to pay the price for the share in Flamestar in cash or shares in the Company, determined by their volume weighted average share price traded on the ASX over the 20 trading days immediately preceding the date of exercise of the option. The Flamestar Share Purchase Option Agreement provides for those shares to be subject to escrow conditions if required under the Listing Rules.

The Flamestar Share Purchase Option Agreement contains warranties by the vendor including warranties as to the vendor's unencumbered title to the share in Flamestar and that it comprises the entire issued capital of Flamestar.

b) RME Farm In Agreement

The RME Farm-in Agreement is between Red Mountain Energy Pty Ltd (RME), an entity controlled by director Stephen Thomas and the Company. Under it the Company may earn a 100% interest in the following Titles when granted:

- Drilling Reservation Licence DR7
- Exploration Permit EP1/03-4 and Exploration Permit 2/03-4
- Titles applied for when the Company has farmed into SPA's 1/03-4, 2/03-4 and 5/4-05

To earn these interests and a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, the Company must reimburse $150,000 to RME within 18 months of the grant of Drilling Reservation Licence DR7 and complete the farm-in obligations.

There are farm-in obligations for each Title. For Drilling Reservation Licence DR7 the Company must drill 3 wells and complete the minimum expenditure commitments applicable to the licence which will include drilling two additional wells and completing a seismic survey. For each Exploration Permit the Company must complete minimum expenditure commitments of 35km of seismic survey and 1 well to 600 metres in the first year and 25km of seismic survey and 3 wells in the second year.

For SPA 1/03-4 the Company must conduct 30km of seismic survey. For SPA 2/03-4 the Company must meet the specified minimum expenditure commitments, being to conduct 35km of seismic survey and for SPA 5/04-5 the Company must meet the specified minimum expenditure commitments, being to conduct 30km of seismic survey.

Under the RME Farm-in Agreement the Company may also earn a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4 currently the subject of the Exploration JVA (refer below). Within 6 months of the grant of the relevant SPA the Company must meet specified minimum expenditure commitments being to conduct 20km of seismic survey for SPA 3/03-4 and 15km of seismic survey for SPA 4/03-4.

At the time that RME transfers to the Company a 50% earned interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, RME will assign to the Company its interest in the Exploration JVA (refer below).

While it is performing its farm-in obligations the Company is appointed the operator to carry out all activities in respect of those titles and accordingly, has Operator Rights.

c) RMEI Royalty

Under the RMEI Royalty, the Company must pay Red Mountain Energy Inc. (RMEI) a 2.25% royalty in respect of the royalty value (as defined in the Petroleum Act 1967) of petroleum recovered from each Royalty Title. Royalty Titles are those transferred to the Company pursuant to the RME Farm-In Agreement.

The royalty will be payable at the same time as that payable to the Minister under the Act. If no royalty is payable to the Minister under the Act, then no royalty is payable under the RMEI Royalty. If the Company is able to negotiate a reduced royalty arrangement with the Minister in respect of a Royalty Title, then the amount of royalty payable by the Company under the RMEI Royalty in respect of that Royalty Title will be reduced for the same period and in the same proportion.

d) Exploration JVA

The Exploration JVA is between RME and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture.

The Exploration JVA is binding on the parties, but upon request by a party is to be replaced by a more formal joint operating agreement. The Exploration JVA is preliminary in nature and does not contain the detailed provisions contained in a formal joint venture agreement to deal with matters like the manager's powers and default. The Exploration JVA does make provision for programmes and budgets and a management committee. Decisions of the management committee are by majority vote and accordingly unanimous approval will be required for programmes and budgets.

(iii) Director-related Entities

Executive Chairman Mr Briggs is paid consulting fees via his controlled entity Natural Resource Finance Pty Ltd. Fees paid to this company are disclosed in the directors remuneration note.

Non Executive director Mr Burns controls Flamestar Corporation Pty Ltd (Flamestar). As disclosed above Flamestar has a 50% share in a fully contributing joint venture with the Company. Mr Burns also controls Lempika Pty Ltd and Emphazise Pty Ltd which are part owners of the Offshore Oil Permits in which Westralian Petroleum Ltd has a 50% interest. Westralian Petroleum has paid some minor costs where it has not recouped the portion owing by these two entities.

	2006 $	2005 $	2006 $	2005 $
Receivable from Flamestar Corporation Pty Ltd at year end	-	12,663	-	12,663
Receivable from Lempika Pty Ltd and Emphazise Pty Ltd	4,040	-	4,040	-
Receivable from Stephen Thomas	8,247	-	8,247	-
Amount owing to Natural Resource Finance Pty Ltd at year end	26,691	30,660	26,691	30,660

Flamestar Corporation repaid the $12,663 owing at 30 June 2005 during the year.

Note 27: SHARE-BASED PAYMENTS

The company does not have an employee share option plan and has only granted options to directors and the company secretary. The Options that were granted to the directors and the company secretary during the year were approved by shareholders at the company's AGM in November 2005. The options that were in existence prior to this year were part of the capital structure of the company and were not granted as remuneration. All options are fully vested and were granted for no consideration. Options do not carry any dividend or voting rights.

The following share-based payment arrangements existed at 30 June 2006:

	Economic Entity			
	2006		2005	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	-	-	-	-
Granted	4,000,000	0.30	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	-	-
Exercisable at year-end	4,000,000	0.30	-	-

	Parent Entity			
	2006		2005	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	-	-	-	-
Granted	4,000,000	0.30	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	-	-
Exercisable at year-end	4,000,000	0.30	-	-

	2006 $	2005 $	2006 $	2005 $
Expenses arising from share based payment transactions				
Options issued to directors and key management personnel	235,697	-	235,697	-

On 30 November 2005, 4,000,000 share options were granted to a director and the company secretary to take up ordinary shares at an exercise price of $0.30 each. The options are exercisable on or before 30 November 2008. The options hold no voting or dividend rights and are not transferable.

NOTE 28: FINANCIAL INSTRUMENTS

The consolidated entity is exposed to movements in market interest rates on short-term deposits. The policy is to monitor the interest rate yield curve to ensure a balance is maintained between the liquidity of cash assets and the interest rate return.

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		1 to 5 Years $000		Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Financial Assets:														
Cash	5%	5%	87	123	746	2,535	-	-	-	-	-	-	833	2,658
Receivables	-	-	-	-	-	-					46	134	46	134
Total Financial Assets			87	123	746	2,535	-	-	-	-	46	134	879	2,792

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		1 to 5 Years $000		Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Financial Liabilities:														
Trade and sundry creditors	-	-	-	-	-	-	-	-	-	-	40	57	40	57
Amounts payable related Parties	-	-	-	-	-	-	-	-	-	-	27	50	27	50
Total Financial Liabilities			-	-	-	-	-	-	-	-	67	107	67	107

Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

Net Fair Values

All financial assets and liabilities have been recognised at the balance date at amounts approximating their fair value.

Foreign Currency Risk

The parent company has loaned monies to its wholly owned USA subsidiary Sunset Energy LLC. The loan is repayable in US$ and at 30 June 2006 this loan amounted to US$80,226. There is no hedging in place for this foreign currency receivable.

29. SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2006, which has significantly affected, or may significantly affect the operations of the company, the result of those operations, or the state of affairs of the company in subsequent financial years other than the acquisition of a 50% interest in two offshore oil permits as disclosed in note 21.

NOTE 30: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

Directors' Declaration

The directors of the company declare that:

1. the financial statements, notes and the remuneration disclosures included in the directors report on pages 26 to 57 are in accordance with the Corporations Act 2001 and:
   a. comply with Accounting Standards and the Corporations Regulations 2001; and
   b. give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company;
2. the Chief Executive Officer and Chief Finance Officer have each declared that:
   a. the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
   b. the financial statements and notes for the financial year comply with the Accounting Standards; and
   c. the financial statements and notes for the financial year give a true and fair view.
3. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Peter Briggs
Director

Dated this 29th day of September 2006

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent audit report on the financial report to members of Westralian Gas and Power Ltd

We have audited the accompanying financial report of Westralian Gas and Power Limited (the company) and the consolidated entity for the year ended 30 June 2006. The financial report comprises the balance sheet at 30 June 2006, and the income statement, statement of changes in equity, cash flow statement, summary of significant accounting policies and other explanatory notes, and the directors' declaration for the year then ended.

We have also audited the information about the remuneration of directors and executives ("remuneration disclosures"), the company has disclosed in accordance with Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" on pages 15 to 16 of the directors' report, as permitted by the Corporations Regulations 2001.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company and consolidated entity are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and the remuneration disclosure based on our audit. We conducted our audit in accordance with Auditing Standards in Australia. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating

Horwath

the overall presentation of the financial report and the remuneration disclosures contained in the directors report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

We are independent of the company and the group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditors' Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial statements, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion on the Financial Report

In our opinion:

The financial reports of Westralian Gas and Power Limited and the consolidated entity are in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and the group's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia including the Australian Accounting Interpretations and the Corporations Regulations 2001.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in pages 15 to 16 of the directors' report comply with Accounting Standard AASB 124.

Dated the 29th day of September 2006.

HORWATH AUDIT (WA) PTY LTD
Chartered Accountants

GLYN O'BRIEN
Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

CESSATION OF DEWATERING PROGRAMME AT ADINA PROJECT

Date:	23 October 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Cessation of Dewatering at Adina Project

The Company has advised the Mines Department that it has ceased dewatering activities at the three active wells at its Adina Project on Yelverton Drilling Reservation 7. The wells will be converted to water wells.

The Adina Project was the company's pilot drilling project for its coal seam methane projects in the South West of Western Australia. The company continues to hold interests or the right to farm-in to significant acreage in a number of Special Prospecting Authorities and Exploration Permits in Western Australia and has completed all its expenditure requirements until a number of Native Title Determinations are made.

The company still has a number of attractive prospects on its coal seam methane acreage however the company's current focus is the production of Oil at its wholly owned oil leases in Kentucky USA and its newly acquired offshore oil and gas permits.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	27 October 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 8

SEPTEMBER 2006 QUARTERLY REPORT
and
SEPTEMBER 2006 QUARTERLY CASHFLOW

KENTUCKY USA:

Current Work Program

As previously announced the Company has secured a 100% working interest and an 87.5% revenue interest in two oil leases in Kentucky. These leases both have a history of economic production since the early 1900's. The Stockton Lease is producing approximately 9 barrels of oil per day with a re-entry program planned for Stockton 7 and 13. These two wells were producing 8 and 6 barrels of oil when abandoned.

The Carter lease wells have only just begun their test production program with initial production of approximately 4 barrels per day from each well. Carter #1 has been acidised and we are presently waiting for the flow to stabilize. Initial returns for this well showed 7 to 8 barrels per day and the well is presently being prepared to be pumped 3 times per day. Carters 6 and 3 are presently producing a flow of 4 barrels per day. These wells are also being assessed to see if they will sustain being pumped more than once per day.

In summary the company currently has 3 wells producing a total of 17 barrels per day with a further 3 wells expected to be in production in the immediate future with additional production around 21 barrels a day to bring production up to 38 barrels per day.

Planned Development of Existing Wells

Once the above Current Work Plan is completed the Company plans to re-enter a further 2 wells on the Stockton Lease and a further 5 wells on the Carter Lease which have a history of oil production.

Oil Revenue

The Company banked its first oil cheques in August and September and the Company expects a steady and increasing flow of oil revenue into the future.

Seismic Survey

The seismic survey over the Stockton lease has now been completed and the results are being processed in Denver. As previously advised there has been little or no modern exploration techniques utilised in the entire oil producing area around Burkesville and the Company expects to generate drilling targets which will only require total depths of between 120 – 420 metres. These new wells could be drilled at a cost between $US5,000 – US$10,000 and the company has 3 spare pumps that could be installed on new wells at little or no cost. The Company is excited by the potential of the whole oil producing area and is well placed to drill and bring into production new wells at low cost where even modest production would see a rapid payback.

Negotiations to Acquire New Leases
The Company is presently negotiating with a number of landowners to increase it lease holding to the 3000 acre mark. This will make the Company a very significant member of the oil producing community in Kentucky

OFFSHORE GAS APPLICATIONS:

Westralian Gas and Powers Limited's application for two offshore permits in the southern portion of the Perth Basin the Company has been successful.

Since the grant of these areas the preliminary assessment work has been very encouraging with a number of new structural models being developed. These models point to the area having significant prospectivity for the trapping of liquid hydrocarbons.

Should economic amounts of oil be discovered the Kwinana industrial area is directly east of the permit boundaries, which would reduce the time and costs of development of a field.

COAL SEAM METHANE

Yelverton:

Dewatering of the Adina 1, 3 and 5 wells has now been abandoned. From the studies it appears the coals are an aquifer for the waters flowing from the Naturalist Ridge. And as such have flushed any significant hydrocarbons from the coals. The wells have now been converted to water wells for the landowners.

Treeton SPA:

Company continues to wait for the outcome of the native title in respect to the grant of a Drilling Reservation over this permit.

Vasse:

The Company is continuing to discuss the terms of a native title agreement with the traditional owners. Presently we are reviewing their requests for compensation.

Margaret River and Augusta:

Since the grant of the two Exploration Permits the Company has commenced the Rosa Brook Seismic Survey and is reviewing previous seismic from the Augusta area. Gas shows have been reported by a number of water well drillers in this area and supports the Company's enthusiasm for the area

Collie / Wilga

The Company has applied to the Department to have the SPAs converted to Drilling Reservations. As the areas are subject to native title claim which are in the negotiating phase.

Eneabba:

The Company has applied to have the area converted to a Drilling Reservation and is presently discussing a native title agreement with the traditional landowners.

Greenough:

The Company has applied to have the area converted to an Exploration Permit and is presently discussing a native title agreement with the traditional landowners.

Stephen Thomas
Managing Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN: 53 109 213 470

Quarter ended ("current quarter"): 30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		14	14
1.2	Payments for	(a)exploration and evaluation	(203)	(203)
		(b) development	(11)	(11)
		(c) production	(17)	(17)
		(d) administration	(221)	(221)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		11	11
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - GST refund/(paid)		-	-
	Net Operating Cash Flows		(427)	(427)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		
		(c) other fixed assets	(4)	(4)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans/repayments to other entities		(21)	(21)
1.11	Loans from other entities		-	-
1.12	Other (security deposits))		-	-
	Net investing cash flows		(25)	(25)
1.13	Total operating and investing cash flows (carried forward)		(452)	(452)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(452)	(452)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(452)	(452)
1.20	Cash at beginning of quarter/year to date	834	834
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	382	382

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	87
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments for consulting fees ($71,000), field seismic work ($16,000).

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	
3.2	Credit standby arrangements	Nil	

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100,000
4.2	Development	-
	Total	**100,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	26	88
5.2	Deposits at call	356	746
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	382	834

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	No change			
6.2	Interests in mining tenements acquired or increased	No change			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Incentive Preference Shares 13,700,000	Nil	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -			
7.3	**+Ordinary securities**	37,978,000	21,080,000	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,000,000 4,000,000 4,000,000	16,000,000 - -	*Exercise price* 25 cents 30 cents 30 cents	*Expiry date* 17/9/09 17/9/09 30/11/08
7.8	Issued during quarter				
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 October 2006
(Director/Company secretary)

Print name: Paul Fromson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia, on Thursday, 30th November 2006 at 4:00pm (WST).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of Westralian Gas and Power Limited (**"Company"**) will be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 30th November 2006 at 4:00pm (WST) (**"Meeting"**).

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday, 28th November 2006 at 5:00pm (WST).

AGENDA

Financial Report

To receive and consider the financial report of the Company and its controlled entities for the year ended 30 June 2006 together with a Directors' report in relation to that financial year and the auditor's report on the financial report.

1. Resolution 1 – Remuneration Report

To consider, and if thought fit pass as an ordinary Resolution, the following:

"That the Remuneration Report contained in the Annual Report be adopted by Shareholders on the terms and conditions in the Explanatory Memorandum."

2. Resolution 2 – Re-election of Mr Alan Burns as a Director

To consider, and if thought fit, pass as an ordinary Resolution with or without amendment the following:

"That Mr Alan Burns, who retires in accordance with the Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

Dated 24th October 2006
By Order of the Board

P Fromson

....
Paul Fromson
Company Secretary

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

EXPLANATORY MEMORANDUM

Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 30th November 2006 at 4:00pm (WST)

1. Resolution 1 – Directors' Remuneration

Pursuant to section 250R(2) of the Corporations Act, the Company is required to put the Remuneration Report to the vote of Shareholders. The Annual Report for the year ended 30th June 2006 contains a Remuneration Report which sets out the remuneration policy for the Company and reports the remuneration arrangements in place for the executive director, specified executives and non-executive directors of the Company.

The provisions of section 250R(3) of the Corporations Act provide that Resolution 1 need only be an advisory vote of Shareholders.

Accordingly, Resolution 1 is advisory only and does not bind the Directors. Of itself, a failure of Shareholders to pass Resolution 1 will not require the Directors to alter any of the arrangements in the Remuneration Report; however, the Board will take the outcome of the vote into consideration when considering the Company's remuneration policy.

The chairman of the Meeting will allow a reasonable opportunity for Shareholders as a whole to ask about, or make comments on, the Remuneration Report.

2. Resolution 2 – Re-election of Mr Alan Burns

Article 5.1 of the Constitution provides that 1/3 of the directors (excluding the Managing Director) retire from office at the annual general meeting of the Company.

Mr Alan Burns was appointed as a Director on 18th September 2004 and although his reappointment was confirmed by shareholders at the 2005 AGM, the constitution requires that at least one of the two directors outside the managing director resign at each AGM. Accordingly Mr Burns resigns and seeks re-election under Resolution 2.

A brief CV of Mr Burns is included in the Annual Report.

The Board believes that Mr Burns has performed the duties and responsibilities of a director diligently and professionally, in the best interests of all Shareholders.

The Board unanimously supports the re-election of Mr Alan Burns.

Action to be taken by Shareholders

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a "proxy") to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions provided. Lodgement of a Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

PROXY FORM

The Company Secretary
Westralian Gas and Power Limited

By delivery:	*By post:*	*By facsimile:*
Suite 1 46 Ord Street WEST PERTH WA 6005	PO Box 198 WEST PERTH WA 6872	(08) 9322 6722

I/We [1] ____

of ____

being a Shareholder/Shareholders of the Company and entitled to ______________________________

votes in the Company, hereby appoint [2] ____

or failing such appointment the chairman of the annual general meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 30th November 2006 at 4:00pm (WST) and at any adjournment thereof in the manner indicated below or, in the absence of indication, as he thinks fit. If 2 proxies are appointed, the proportion or number of votes of this proxy is authorised to exercise is * [ ]% of the Shareholder's votes*/ [ ] of the Shareholder's votes. (An additional Proxy Form will be supplied by the Company, on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

IMPORTANT:

☐ If the Chair of the meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in this box. By marking this box you acknowledge that the Chair of the annual general Meeting may exercise your proxy even if he has an interest in the outcome of resolutions and that votes cast by the Chair for those resolutions, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chair of the annual general Meeting will not cast your votes the resolution and your votes will not be counted in computing the required majority if a poll is called on the resolution.

The Chairman of the annual general Meeting intends to vote undirected proxies in favour of the Resolutions.

The proxy is to vote for or against the Resolutions referred to in the Notice as follows:

		For	Against	Abstain
Resolution 1	Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Mr Alan Burns as a Director	☐	☐	☐

Authorised signature/s This section *must* be signed in accordance with the instructions overleaf to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
☐	☐	☐
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

______________________	______________________	______________________
Contact Name	Contact Daytime Telephone	Date

[1] Insert name and address of Shareholder [2] Insert name and address of proxy *Omit if not applicable

Proxy Notes:

A Shareholder entitled to attend and vote at the annual general meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that annual general meeting. If the Shareholder is entitled to cast 2 or more votes at the annual general meeting the Shareholder may appoint not more than 2 proxies. Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes. A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder's proxy to attend and vote for the Shareholder at that annual general meeting, the representative of the body corporate to attend the annual general meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company's share registry.

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the annual general meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received by facsimile transmission at the Perth office of the Company (Suite 1, 46 Ord Street, West Perth, WA, 6005 or by post to PO Box 198, West Perth, WA, 6872, or Facsimile (08) 9322 6722 if faxed from within Australia or +618 9322 6722 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Annual general meeting (WST).

WESTRALIAN GAS AND POWER LIMITED



BURKESVILLE, KENTUCKY, USA

ANNUAL REPORT 2006



CHAIRMAN'S REPORT



Westralian Gas and Power's second year of operations has seen us evolve into a diversified energy explorer and producer, with the acquisition of oil producing leases in the USA and the granting of two exciting offshore petroleum exploration permits in Western Australia.

After considering several opportunities the Board decided that because the two oil producing leases in Kentucky were under-developed they represented an ideal entry point for our company and with Managing Director Stephen Thomas's considerable experience in the United States, we are confident of turning them into a success story.

The wells on our leases were drilled many years ago without the benefit of modern exploration techniques. We have initiated a seismic survey across the leases, which will help identify our new drilling targets.

We have four current producing wells and I am very confident that after a work-over of the other eight non-producing wells we will have a total of 12 producing wells in the coming months. It is hoped this will generate production of approximately 65 barrels of oil a day. The cash flow generated by this expansion will enable us to drill additional wells and to acquire new leases in the area.

A Kentucky Geological Survey report indicated that probably two-thirds of the State's oil reserves may have been left in the ground as a result of previous production inefficiencies. We certainly agree with this assessment. This gives us great confidence to plan for increased production in the future.

This year, our company bid by open tender and won two highly sought after offshore exploration permits in the Perth Basin. These two leases extend approximately 70 kilometres off the coast behind Rottnest Island and 50 kilometres along the coast and present substantial opportunities for the company. The Kwinana industrial belt, which contains an oil refinery, is is adjacent to the permits and the major energy market of Perth is nearby.

These areas show similar geology to the North West Shelf Gas in shallower water. Geoscience Australia has reprocessed seismic data for the permit areas and it has identified a number of unmapped structures which provide excellent exploration targets.

We will be breaking new ground in March 2007 by employing Controlled Source Electromagnetic (CSEM) survey techniques to explore the permit areas. This technique has not been used in Australia before but has been used with great success overseas.

Since acquiring the leases, we have had discussions with a number of major petroleum companies with a view to a potential joint venture.

Although coal seam methane exploration at the Adina prospect has been unsuccessful to date, we completed our drilling program and met expenditure targets. Once we have obtained further native title approvals we will be able to complete our assessment of two other attractive prospects for exploration or joint venture.

I believe our company is entering an exciting period with the diversification into oil production in Kentucky, and offshore oil and gas exploration in Australia.

This great progress has been achieved thanks to the skills of my fellow directors Stephen Thomas and Alan Burns. I thank them for their efforts and I thank our shareholders for supporting the diversification of the company. We have collectively started the company on a course to a bright future in the energy industry.

Yours faithfully,

Peter Briggs
Chairman

REVIEW OF OPERATIONS

ONSHORE OIL PRODUCTION AND ONGOING EXPLORATION IN USA

Burkesville Kentucky Sunset Energy LLC 100%

Westralian Gas and Power Ltd through its wholly owned subsidiary Sunset Energy LLC has acquired 100% of two producing oil leases in Burkesville Kentucky, USA.

These two oil projects are currently producing oil with the potential in the surrounding area to develop large oil/gas projects through both deeper wells and the acquisition of further leases.

The decision to invest in these Kentucky USA oil permits was based on the following factors:

- The existing oil wells represent immediate cashflow to the company.
- The acquisition cost of the Carter and Stockton leases was a modest $US20,000 and US$40,000 respectively plus a royalty of 12.5%.
- The acquisition prices included tanks, wellheads and pumps on all the operating wells and a number of spare pumps that can be installed on other wells at little or no cost.
- The two leases have mains power to the wellheads and no further infrastructure costs are necessary for existing wells.
- Oil extracted from the wells is collected on the company's tanks and collected once a week and transported at little cost to a refinery 20 kilometres away.
- The operating costs for the existing wells is minimal with only local supervisory staff required at relatively low cost.
- The oil wells are low pressure wells and any additional equipment can be accessed quickly from local suppliers without the need for the high cost long lead times that occur in the oil industry.
- The company was able to establish an immediate working relationship with the local owners and was able to build on these relationships by hiring local contractors in the town.

The company is excited with the ability to build on these projects through the acquisition of further oil leases and the drilling of further and deeper wells on the existing oil leases. We believe the area has the potential for much larger oil prospects based on historical discoveries in the region. Drilling to date has been both shallow (averaging only 150 metres) and the existing wells were sited years ago without the benefit of modern seismic and other technologies.

The existing oil wells were drilled up to 40 years ago and the average depth of these wells is only 150 metres. To duplicate these wells to a depth of 150 metres would require a cost of only $7000 and the company has 8 spare pumps and well heads available to install on new wells. The only significant additional costs would be running electricity from the existing mains supply on site and the additional tankage for increased oil production. The wells have been operating at low pressures and this means the company will be able to drill new and deeper wells at a relatively low cost compared to the high-pressure extremely deep wells of other projects.



Stephen Thomas Managing Director

It is projected that the company would only require wells up to a total depth of 500 metres to access the entire section down to the Knox formation which has historically proven oil bearing and is the producing horizon at the Stockton lease.

A seismic survey is presently being recorded on the two leases and is expected to be completed by December 2006. This seismic survey is the first modern exploration technique applied to this area and the company is expecting a wealth of information to analyse existing wells and to prove up targets for new wells.

In addition to the seismic program the company is also conducting work-overs of existing wells to expand on existing production and these workovers have included high-pressure acid fraccing to create migration pathways and to remove the sludge preventing oil production. This equipment has been sourced locally at low cost and the company is pleased with the success to date.

The company is also monitoring very carefully the time and duration of the pumps and is calculating the optimum operating profile of each well in order to maximise production. Historically the wells have simply been operated for a few hours per day.

The Carter and Stockton leases are near Burkesville, Cumberland County Kentucky – the location of the first recorded "gusher" in the US oil industry.

REVIEW OF OPERATIONS CONT.

The Burkesville area has produced oil for 150 years and no modern exploration or seismic work had been undertaken on any of the properties. Studies by the Kentucky Geological Survey indicated that two-thirds of the recoverable oil may have been left in the ground because of inefficient production and completion techniques.

The old "American Oil Well" which is eight kilometres from the Stockton property was the first recorded oil well in North America. In 1829, it produced a 15 metre tall gusher which flowed for three weeks and produced an estimated 50,000 barrels of oil. As there was no use for the oil at the time it simply flowed away into the local creek.

The Company (Sunset Energy LLC) has a 100 per cent working interest and a 87.5% revenue interest in these properties so they represent an economical opportunity to bring early cash flow. Sunset is using the shallow seismic exploration methods developed by the companies contractors in the south west of Western Australia to establish further oil reserves and expand production in the lease areas.

The wells are producing oil, which is similar to commercial dieseline and has a ready market from the nearby refineries.

Stockton Lease.

The Stockton lease has one producing well, which is presently on pump and produces 9 barrels per day from the Knox Formation at 1350 feet (420m).

The lease also has two other abandoned wells, which have produced oil and will be the subject of a work-over with an associated acid-frac to stimulate improved oil production, pumps will then be installed to bring them back into production.

One of these wells was producing 6 barrels per day and he other 8 barrels per day when they were abandoned as sub economic.



Stockton Well No.1

Carter Lease.

The Carter lease contains 5 wells, which have been completed and put on production.

Carters, 1, 3, 6, 13 and 15 have all been completed and have well-heads and pumps in place. Carters 3, 6 and 13 can be brought back on stream with the installation of new flow lines to the tanks and a basic service. With no down-hole work it is anticipated that these wells will give a combined daily return of approximately 15 barrels per day from around 350 feet (100m).

Carters 1 is presently undergoing an acid –frac, which is aimed at markedly increasing production, these results have so far been very encouraging.

Carter 15 will need a new pump and electrical work to bring them back into production, no estimate of the amount is available at this time however they have both recorded flowing oil.

Carter #10 and H1 having recorded of oil flows from below 750 ft however they were not completed as producers and have no well heads or pumps jacks. A re-entwry program will be planned in the future for these wells.

The Company is presently negotiating with landowners to increase its lease holdings in the area.



Oil Seeping from shallow rocks south of Carter Lease

OFFSHORE OIL & GAS EXPLORATION IN WESTERN AUSTRALIA

WA 381-P (formerly W05-21) and WA 382-P (formerly W05-22)(Westralian Petroleum Limited 50%)

structural and/or stratigraphic traps with closure is critical for the discovery of petroleum accumulations in this area. Previously, the complex structural geology of exploration targets combined with limited seismic resolution resulted in failure to find commercial petroleum accumulations.



50 km
W05-21
W05-22
Gage Roads 1 & 2
Cockburn 1
Bullsbrook 1
WESTERN AUSTRALIA
Lake Preston 1

Figure 1. Location Map of Areas WO5-21 and WO5-22, Perth Basin.

As part of Westralian Gas and Powers on going review of its exploration for hydrocarbons in the southern portion of the Perth Basin it applied for and has been granted a 50% interest in two offshore permits west of Perth in the Vlaming Sub-basin (Figure 1).

The Company has undertaken a geological appraisal of the existing data for the area and found the offshore areas to have considerable merit when compared to similar prospects in other parts of the world.

Newly reprocessed seismic has shown the existence of previously unmapped structures, which has lead to a reassessment of the prospectivity of these offshore areas.

The presence of an oil accumulation in the Gage Roads prospect, and oil shows at Araucaria 1, indicate that a petroleum system is present in the Vlaming Sub-basin.

Seismic data provide further evidence of a potential active petroleum system, with an apparent gas chimney imaged near Warnbro 1.

Predicting valid reservoir/seal geometries and mapping valid

Previous technical assessments, based sometimes on poor quality seismic data, were unable to accurately predict the distribution, thickness and quality of reservoirs and seals (Spring & Newell, 1993).

The development of a modern sequence stratigraphic framework for the petroleum system elements in the Vlaming Sub-basin, and the use of modern, good quality seismic data married to developments in other exploration methods such as CSEM is seen as the key to successful exploration in the Vlaming Sub-basin.

Controlled Source Electro-magnetic Measurements (CSEM), normally seen as a complement to seismic offers the promise of fewer dry wells in costly operational locations, improved ranking of development prospects, and more accurate or reduced appraisal drilling. It is even being suggested that companies may sometimes be able to go straight from 2D seismic to CSEM without the need for a costly 3D seismic survey.

This technology has been successfully used in locating large hydrocarbon reserves in the offshore area of West Africa and it is anticipated that its use in the Company's areas will result in the delineation of targets, which may contain significant hydrocarbon reserves.

This possibility is highly significant when its location is taken into account.

Should economic amounts of oil or gas be discovered the Perth market is directly east of the permit boundaries and would go a long way in meeting the ongoing needs for power in the south-west well into this century.

PROSPECTIVITY OF WA-381-P AND WA-382-P

Author: Dr. Mike F. Middleton (formerly: Senior Geoscientist in the Geological Survey of Western Australia and Professor of Petroleum Geology at Curtin University of Technology). The opinions expressed in this article reflect solely the views of the author, based on supplied publicly available data.

SUMMARY

WA-381-P and WA-382-P, recently acquired permits by Westralian Gas and Power, are located immediately offshore Perth and Kwinana in Western Australia. The permits lie in shallow to deep waters, ranging from approximately 30 m to 1000 m, off the Western Australian coast. The western part of the Perth Basin (in the offshore region) is observed to have an oil-prone Cretaceous sequence, as well as the gas-prone Jurassic sequence of sediments and gas-oil-prone Permian sequence. A marginally commercial discovery gas been already made in the Gage Roads 1 well several kilometers of the Westralian permits. Encouraging oil and gas shows have been detected in previous drilling within the two permits, with the Araucaria 1 well intersecting a good reservoir section with oil bleeding from cores, and a probable hydrocarbon saturation of up to 25%; it is believed that this well intersected a leaking fault zone. Seven preliminary play-types have been identified in the two permits. The permits also lie with 50 km of the Kwinana petroleum refinery south of Perth.

INTRODUCTION

WA-381-P and WA-382-P are located immediately offshore Perth, Western Australia (Fig 1). Previous exploration history has been quite extensive in the area, due to the proximity of the city of Perth, and refinery facilities. An extensive seismic grid exists over the permits with data acquisition ranging from the 1970s to the 1990s. Very good seismic data quality has been obtained in the permit region since the 1980 vintage seismic acquisition campaigns. Six exploration well have been drilled in the two permit areas, and all of these have had oil indications with Araucaria 1 (see Fig 1) with an excellent oil show (oil bleeding from cores near the "break-up" unconformity).

Approximately 10 km to the north of WA-391-P, the Gage Roads 1 well encountered an oil discovery, which was considered uncommercial in 1969, when the price of oil was about US$12 per bbl (approx. present-day dollars).

GEOLOGY

The Perth Basin is well known for its onshore gas deposits north of Perth. Less well known is an oil province in the offshore Perth Basin region. The earliest known discovery in 1969 was the (then-uncommercial) intersections in the Gage Roads 1 well. The 2001 discovery of the Cliff Head field in the northern offshore Perth Basin also highlights the oil potential of Permian sediments in the offshore province. Petroleum source rocks exists throughout the Cretaceous to Permian sequence of sediments (some 4000 m).

The structural cross-section (Fig 2; acknowledgement to Geoscience Australia) shows the contrast of the sedimentary sequence in the offshore southern Perth Basin versus that of the onshore Perth Basin. The southern offshore Perth basin contains an appreciable thickness of Cretaceous and Tertiary age sediments, which are oil-prone, versus the better known onshore gas-prone sedimentary sequence.


WNW
Profile 6
ESE
VLAMING SUB-BASIN
MANDURAH TERRACE
YILGARN CRATON
Rottnest Trough
Gage Roads 2
Roe 1 (projected)
Gage Roads 1
Sea level
Coastline
Cockburn 1
Rockingham 1 (projected)
Depth (km)
0
1
2
3
4
5
0
10 km
Cretaceous
Jurassic
Triassic
Basement
Oil discovery

Figure 2. East-west structural section across the Vlaming Sub-basin and Mandurah Terrace.

OFFSHORE OIL & GAS EXPLORATION CONT.

GEOCHEMISTRY

Geochemical data from several studies of the offshore Perth Basin indicate that source rocks from within the Cretaceous-aged Parmelia Group range form pre-mature to gas-mature, with a significant concentration of data in the oil-mature zone. The deeper Jurassic-aged Yarragadee Formation, which is gas-prone, has source-rock maturity largely within the peak gas-generation zone. Organic geochemistry data are supportive of a range of source rocks throughout the Perth Basin from kerogen type II to type III source rocks. The presence of oil further supports the occurrence of type II, and oil-prone type-III, source rocks in Permian and presumably the Cretaceous sediments in the offshore parts of the basin.

HYDROCARBON OCCURRENCES

Hydrocarbon indications have been found in all six exploration wells drilled within the two permits. Excellent discovery criteria have been found in Araucaria 1 (see Fig 1 for location), which include oil bleeding from cores at the break-up unconformity level.. The key horizons, where hydrocarbons have been detected in the permit areas, are centred on the break-up unconformity, which delineates the geological level when open sea flooded into the Perth Basin, as the Australian tectonic plate separated from the Indian tectonic plate about 120 to 130 million years ago.

Oils recovered from Gage Roads 1 were 41 degree API oils, and good oil saturations were observed from wireline logs in the prospective intervals. Analyses of oil shows recovered from Araucaria 1 indicated both terrestrial, possibly Permian (Cliff Hill Field associations), and marine (younger-shallower Cretaceous sediment source) associations. The dual source at Araucaria 1 is suggesting multiple sources from locally deeply buried sediments, the burial of which is confirmed from seismic data (Fig 3).

POTENTIAL PLAY-TYPES

Preliminary geological and geophysical evaluation of the permit indicates the existence of seven possible play-types. These are proposed as:

- Fault closures;
- Lag sands on break-up unconformity near structural highs (traditional play type);
- Gas accumulations (ID by "gas chimney" features);
- Intra-formational truncations (ID by "flat spots");
- Gas-bearing sands truncated against faults (ID by "bright events);
- Structural-unconformity play: Truncation of deeply dipping sand bodies against break-up unconformity;
- Structural associations with submarine canyons;
- Turbidite flows associated with palaeo-continental slope (hydrocarbons sourced from deeper sediments).

A typical example of a structural-unconformity play is shown in Figure 3. In this play, deeply buried Cretaceous (marine) to Permian (terrestrial) source rocks are buried in tilted fault blocks to depths of over 4000 m (approximated to 3000 seconds TWT). The deeply buried source rocks are within the peak "oil window" at these depths. Consequently, migration of generated petroleum can migrate almost vertically upwards into unconformity (break-up unconformity – yellow horizon) bounded traps, which truncate the steeply dipping intercalated sandstone and shale beds below. The risk in this play is the absence of a shale trapping layer overlying the unconformity. The regional seal is expected to be the South Perth Shale unit, but in places this is known to grade laterally into the relatively thin good reservoir sand (Gage Roads Sandstone: the Gage Roads 1 upper reservoir). The relative distribution of Gage Roads Sandstone versus South Perth Shale is poorly known in the permit areas, and mapping of the two units is currently ongoing. Further, as the Gage Roads Sandstone is also a reservoir unit, it presence is necessarily be detrimental for exploration.



2.0 sec
3.0 sec

Figure 3. SEISMIC LINE PV91-40 (Yellow: Break-up unconformity; Green: Carnac Fm; Otorowiri Fm)

OFFSHORE OIL & GAS EXPLORATION CONT.

CONCLUSIONS

1. A proven oil and gas petroleum system has been identified within WA-381-P and 382-P.
2. Hydrocarbons have been produced to the surface in the Gage Roads 1 discovery, which is less than 50 km to the north of WA-381-P.
3. There exist multiple play types that have not been explored; some seven play types have been preliminarily identified for further development.
4. Source, seal and trap components in the two permit areas have been affirmed.
5. The immediate proximity of the permits to the Kwinana petroleum refinery affords excellent economic exploitation of petroleum discoveries.

COAL SEAM METHANE PROJECTS IN WESTERN AUSTRALIA


COLLIE - WILGA JOINT VENTURES SPA Application Westralian earning 50% - option to acquire balance
Bunbury
Busselton
Margaret River
Augusta
LEEUWIN - NATURALISTE CSM PROJECT Westralian earning 100%
Tenement boundary
Roads

Westralian Gas & Power Limited
Southwest WA Project Locations


Homestead
Farm boundary
Road/tracks
Drainage
Adina
N
ADINA 3
ADINA 5
1km

Westralian Gas & Power Limited
Adina Drilling Locations

South West Onshore CSM Project

The Company has three areas of interest, all contained within the south west corner of Western Australia, being Leeuwin-Naturaliste, , Collie-Wilga and Eneabba-Greenough comprising of SPA's, Exploration Permits and a Drilling Reservation. The Company's strategy has been is to explore for gas contained in coal seams, which occur at depths of around 250-600 metres.

Key aspects of the Leeuwin-Naturaliste Project

This project is divided into five key title areas, namely the Yelverton Drilling Reservation, the Treeton SPA, the Vasse SPA and the Margaret River and Augusta Exploration Permits.

Adina Pilot Drilling Campaign

The Company commenced its drilling program in the Yelverton Drilling Reservation during May 2005. The location is known as the Adina Prospect and is located south of the small settlement of Adina on the Bussell Highway. A short close spaced seismic survey was undertaken to determine the location of the 3 wells to be drilled to approximately 400 metres each. Three wells were completed and have been in dewatering mode for over 6 months.

The dewatering has continued without significant gas production and as such the board has decided to plug and abandon the wells as non producers.

Treeton SPA

The Company has requested the area be converted to a Drilling Reservation to enable the Company to test drill the coals located by the seismic survey. The area is still in native title negotiations and as such we are unable to undertake any further exploration at this time.

Vasse SPA

The Company has will be applied to have the area converted to a drilling reservation in the near future and is presently in on going native title negotiations and no exploration activity is planned at this time.

Margaret River and Augusta Exploration Permits:

These two areas have now been granted. A seismic survey is presently underway in the Margaret River permit as part of its first year commitment. On completion the crew will move to the Augusta permit. The data studies of both areas have indicated

COAL SEAM METHANE PROJECTS CONT.

significant coals occur in the permits. Discussions with water well drillers in the area have revealed that many water wells have shown gas during drilling and as such supports our enthusiasm for the area.

Collie / Wilga Basin
(Westralian earning 50% plus an option to acquire the balance)

The results of the exploration program were supportive of our original model and as such the option to convert to drilling reservations was exercised. The Company is presently in native title negotiations with the traditional owners and believe that the areas will be granted early in 2007.

Eneabba/Greenough, North Perth Basin (Westralian 100%)

i) Eneabba – SPA

The Company has been granted a SPA over approximately 210 km2 of prospective ground over the town of Eneabba in the North Perth Basin. The area is located east of the Woodada Gas Field and is believed to lie over significant shallow coals of the Cattamarra Coal Measures, documented by previous petroleum exploration in the area.

The results of the seismic in 2005 have been encouraging enough for the Company to apply for 6 further blocks to the south of the SPA. These areas are now in native title negotiations and it is hoped they will be granted in the coming months.

ii) Greenough - SPA

The Company has applied for the SPA to be converted to an Exploration Permit. The permit is approximately 2,350 km2 in size situated east of Geraldton in the North Perth Basin. The area has been drilled by previous oil and gas explorers who have recorded Permian coals at shallow depths within the area of interest.

The Company's seismic survey (in the vicinity of the settlement of Bradu) in October - November 2005, was only a fair success however sufficient good record was obtained to build on our original model. Further work in the southern portion of the permit is anticipated to commence in autumn of 2007.



Geraldton
GREENOUGH BLOCK
29°00'
N
Eneabba
ENEABBA BLOCK
30°00'
Indian
Ocean
31°00'
Company permits
Main roads
0
25
50km
PERTH
32°00'
115°00'

Westralian Gas & Power Limited
Eneabba - Greenough Project Locations

WESTRALIAN GAS AND POWER LIMITED

Petroleum Interests

Petroleum Interest	Registered Holder	Area	Date of Grant	Term and Status
DR 7 Yelverton Drilling Reservation containing the Adina Prospect	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	142.7 km^2	8/12/2005	12 months
SPA 1/03-4 Treeton	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	25/5/2004	Drilling Reservation applied for.
SPA 2/03-4 Vasse	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks		Drilling Reservation applied for
SPA 3/03-4 Collie	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	6 Graticular Blocks		Drilling Reservation applied for
SPA 4/03-4 Wilga	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	4 Graticular Blocks		Drilling Reservation applied for
SPA 2/04-5 Eneabba Eneabba South EP	Westralian Gas and Power Pty Limited	3 Graticular Blocks 6 blocks		Drilling Reservation applied for. Awaiting Grant
SPA 2/05-6 Greenough	Westralian Gas and Power Pty Limited	33 Graticular Blocks		Exploration Permit applied for

Petroleum Interest	Registered Applicant	Area	Date of Grant	Term
EP 445 Margaret River	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	355.9 km^2	Granted 16th March 2006	6 years
EP 446 Augusta	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	462.5 km^2	Granted 16th March 2006	6 years
WA – 381-P Fremantle	Westralian Petroleum Limited 50%	33 blocks	Granted 9th August 2006	6 years
WA-382-P Mandurah	Westralian Petroleum Limited 50%	37 Blocks	Granted 9th August 2006	6 years

KENTUCKY LEASES

Petroleum Interest	Registered Holder	Area	Date of Grant	Term and Status
Carter Lease	Sunset Energy LLC	500 acres +/-	March 2006	Yearly While in production
Stockton lease	Sunset Energy LLC	120 acres +/-	March 2006	Yearly While in production

DIRECTORS' REPORT

Your directors present their report on the group for the financial year ended 30 June 2006.

Directors
The names of directors in office at any time during or since the end of the year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary
Paul Fromson (Bachelor of Commerce) was appointed Company Secretary on 24 May 2004 when the Company was incorporated. Mr Fromson has acted in company secretary roles for public companies for over ten years.

Principal Activities
The principal activity of the Company during the financial year was exploration for coal seam methane gas in the south west of Western Australia. The company also commenced exploration for oil and gas in Kentucky USA and was granted a half share in two offshore oil and gas permits off the south west coast of Western Australia.

Operating Results
The loss of the Group after providing for income tax of Nil (2005 – Nil) was $1,801,108 (in the prior year loss of $1,233,989).

Dividends Paid or Recommended
No dividends were paid or declared for payment.

Review of Operations
Refer to the review of operations on pages 2 to 10.

Significant Changes in State of Affairs
The following significant changes in the state of affairs of the Company occurred during the financial year:

- The company incorporated a subsidiary Westralian Petroleum Ltd on 2 February 2006.
- On 13 March 2006 the company incorporated an offshore subsidiary Sunset Energy LLC based in Delaware USA to conduct its Kentucky USA based oil production and exploration activities.

Adoption of Australian Equivalents to IFRS

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (IFRS), the company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to IFRS is included in Note 2 to this report.

Financial Position
The net assets of the group have decreased by $1,565,411 from $2,697,678 at 30 June 2005 to $1,132,267 at 30 June 2006 as a result of the operating loss of the group less an increase in an option issue reserve of $235,697. There were no issues of securities during the year other than an issue of 4,000,000 unlisted options to entities associated with a director and the company secretary.

After Balance Date Events

No matters or circumstances have arisen since the end of the financial year which significantly affected or may affect the Company in future financial years other than the grant of the a 50% interest in two offshore oil permits WA 381-P and WA 382-P.

Future Developments, Prospects and Business Strategies

The Company will continue to explore and drill for coal seam methane gas on its prospects in Western Australia with the aim of developing sufficient gas flows and reserves to enable it to become a niche provider of gas and or energy. The company will also continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The company is also actively seeking joint venture partners to farm in to its Western Australian offshore oil and gas permits.

Environmental Issues

The Company maintains an active policing of environmental issues at all of its exploration locations.

CALM and EPA have assessed the Company's seismic operations methods and both government bodies have accepted the field management and environmental management plans. Further the field crew is required to strictly adhere to the operations manual of which the environmental guidelines make up a section.

The drilling being undertaken by the Company at its Adina Prospect has recently been audited by the Department of Industry and Resources and the Company has met the conditions of the inspection. The Company maintains a proactive stance in its approach to maintaining all of its drill sites in both safety and environmental issues.

Information on Directors

Peter Briggs	Executive Chairman
Qualifications	Mr Briggs qualified as a registered builder after completing his building diploma in 1967.
Experience	Mr Briggs commenced his involvement with public companies in 1973 and since then has been involved in 30 listed companies with interests including oil and gas production in the USA, and exploration and oil and gas drilling in the Middle East and Australia. Appointed Executive Chairman upon incorporation of the company on 24 May 2004.
Interest in Shares and Options	8,525,000 Ordinary Shares, 6,850,000 Converting Incentive Preference Shares and 4,000,000 unlisted options in Westralian Gas and Power Ltd.
Special Responsibilities	Chairman
Directorships held in other listed entities	Nil

Stephen Leslie Thomas	Managing Director
Qualifications	Bachelor of Science (Hons) in Geology and Geophysics from the University of Cardiff in 1978.
Experience	Mr Thomas has held a number of managerial positions both technical and corporate within the field of oil and gas exploration since 1978. Mr Thomas moved into the coal seam methane industry in 1997 when became managing director of Growth Resources NL. Appointed Managing Director at incorporation on 24 May 2004.
Interest in Shares and Options	8,060,000 Ordinary Shares and 6,850,000 Converting Incentive Preference Shares.
Special Responsibilities	Managing Director
Directorships held in other listed entities	None

Alan Robert Burns	Non Executive Director
Qualifications and Experience	Mr Burns is the former Chairman and was the Founder of two companies listed on the Australian Stock Exchange, Hardman Resources Ltd and Carnegie Corporation Ltd. Hardman Resources is also listed on AIM in the UK and currently has a market capitalisation of approximately A$1.5billion. Board member since 18 September 2004.
Interest in Shares and Options	746,000 Ordinary Shares and 3,000,000 unlisted options in Westralian Gas and Power Limited.
Special Responsibilities	Independent director
Directorships held in other listed entities	Non executive director of Carnegie Corporation Ltd.

Remuneration Report

This report details the nature and amount of remuneration for each director of the Company and for the executives receiving the highest remuneration.

The remuneration for each director and each of the executive officers of the Company receiving the highest remuneration during the year was as follows:

		Short Term		Post Employment	Share Based Payment	
	Salary, Fees & Commissions	Non-cash Benefits	Cash Bonus	Superannuation Contribution	Options	Total
	$	$	$	$	$	$
Directors						
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Thomas	180,000	-	-	-	-	180,000
Alan Burns	30,000	-	-	2700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473
Other Key Management Personnel						
Paul Fromson	48,000	-	-	-	58,924	106,924
	48,000	-	-	-	58,924	106,924

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a director and the company secretary, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the new accounting standard AASB Share based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. An expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black & Scholes and Binomial methodologies with the following assumptions:

i. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;
ii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;

iii. For the purposes of the valuation, no future dividend payments have been forecast; and
iv. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008.
v. For the purposes of the valuation a volatility factor of 80% was assumed.

The valuation was conduction by an independent accounting firm.

Remuneration Policy

The remuneration policy of Westralian Gas and Power Ltd has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on shareholder wealth. The board of Westralian Gas and Power Ltd believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best directors and executives to run the economic entity.

The executive chairman (Peter Briggs) and the managing director (Stephen Thomas) are employed via consultancy agreements. The contracts both commenced on 1 January 2005 and are for a term of 2 years which ends on 1 January 2007. The non executive director (Alan Burns) does not have an employment agreement and is paid directors fees only (and superannuation thereon). The company secretary is paid a retainer of $4,000 per month.

The consultancy agreement for the executive chairman and managing director may be terminated by the company or the consultant by 3 months written notice. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In the instance of serious misconduct the company can terminate employment at any time. Any renewal options not exercised before or on the date of termination will lapse.

Performance Based Remuneration

Remuneration of the directors is linked to the performance of the Company by virtue of the options and Converting Incentive Preference Shares held by the directors. Two of the directors hold converting incentive preference shares which may be converted to ordinary shares based upon specified achievements, however these were not granted as part of their remuneration package. Full details of these shares are disclosed in the notes to the accounts. The non-executive director Alan Burns was issued 3,000,000 unlisted options at an exercise price of 30 cents. The exercise price is well above the market price of shares and the options are considered performance based remuneration as they have value if the board is successful in improving the share price of the company through its performance.

Meetings of Directors

During the financial year, three formal meetings of directors were held. Attendances by each director during the year were as follows:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Peter Briggs	2	2
Stephen Thomas	2	2
Alan Burns	2	2

The directors also held regular management meetings. The board has not appointed any formal audit, remuneration or other committees because of the size and nature of the board.

Indemnifying Officers

The company does not have Directors and Officers insurance or any agreements in place to indemnify or pay insurance premiums.

Proceedings on Behalf of Company
No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Options
At the date of this report, the unissued ordinary shares of Westralian Gas and Power Ltd under option are as follows:

Directors Options

Grant Date	Date of Expiry	Exercise Price	Number under Option
17/09/2004	17/09/2009	$0.30 each	4,000,000
30/11/2005	30/11/2008	$0.30 each	3,000,000

Staff Options

Grant Date	Date of Expiry	Exercise Price	Number under Option
30/11/2005	30/11/2008	$0.30 each	1,000,000

Options Listed on Australian Stock Exchange

Grant Date	Date of Expiry	Exercise Price	Number under Option
First quoted 21/03/05	17/09/2009	$0.25 each	16,000,000

Non-audit Services
The Company's auditors also act as tax agent for the group. The board of directors is satisfied that the provision of non-audit services by Horwath (WA) Pty Ltd is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Taxation services have been provided during the year at normal commercial rates. The full board of Westralian Gas and Power Ltd is satisfied that the provision of non-audit services did not compromise the auditor independence requirements of the Corporations Act 2001 because none of the services provided undermine the general principles of auditor independence. No payments were made for non-audit services during the year and no amounts were owing for no-audit services at year end.

Auditor's Independence Declaration
The auditor's independence declaration for the year ended 30 June 2006 has been received and can be found on page 16.

Signed in accordance with a resolution of the Board of Directors.

Peter Briggs

Dated this 29th day of September 2006.

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

29th September 2006

Private and Confidential

The Board of Directors
Westralian Gas and Power Ltd
Suite 1, 46 Ord Street
WEST PERTH WA 6005

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with my audit of the financial report of Westralian Gas and Power Ltd for the year ended 30 June 2006 and in accordance with the provisions of the Corporations Act 2001.

As lead auditor I declare that, to the best of my knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours sincerely
HORWATH AUDIT (WA) PTY LIMITED

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

CORPORATE GOVERNANCE STATEMENT

Recent external events have changed the way in which corporate governance responsibilities are viewed and in March 2003 the ASX Corporate Governance Council released its 'Principles of Good Corporate Governance and Best Practice Recommendations'. The principles of corporate governance have been developed, supported by best practice and implementation recommendations. The Council has recognised that these principles and recommendations do not contain a "one size fits all" solution and that it will be necessary for companies to adopt a "fit for purpose" solution in the adoption of these practices.

The ASX Listing Rules require listed entities to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period. This corporate governance statement summarises the corporate governance practices that have been formally reviewed and adopted by the Board with a view to ensuring continued investor confidence in the operations of the Company. A table has been included at the end of this statement detailing the Company's compliance with the best practice recommendations.

BOARD OF DIRECTORS

Role of the Board (1.1)

In general, the Board is responsible for, and has the authority to determine all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objectives of the Company.

Without intending to limit this general role of the Board, the principal functions and responsibilities of the Board include the following:

- To set the strategic direction for the Company and monitor progress of those strategies;
- Establish policies appropriate for the Company;
- Monitor the performance of the Company, the Board and management;
- Approve the business plan and work programmes and budgets;
- Authorise and monitor investment and strategic commitments;
- Review and ratify systems for health, safety and environmental management; risk and internal control; codes of conduct and regulatory compliance;
- Report to shareholders, including but not limited to, the Financial Statements of the Company and
- Take responsibility for corporate governance.

Composition of the Board

To add value to the Company the Board has been formed so that it has effective composition, size and commitment to adequately discharge it's responsibilities and duties given the Company's current size and scale of operations.

The names of Directors of the Company in office at the date of this statement are set out in the Directors' Report. Information regarding Directors' experience and responsibilities will be included in the Directors' Report section of the Annual Report. (2.5)

The number of Directors is specified in the Constitution of the Company as a minimum of three up to a maximum of nine.

The preferred skills and experience for a Director of the Company include:

- Exploration and Development;
- Production operations;
- Business Development; and
- Public Company administration.

Chairman of the Board

The Chairman of the Board is an Executive Director and the Chairman was elected by the Directors. The Board considers that the Chairman, Mr Peter Briggs is not independent (2.2/2.3)

Independent Directors (2.1)

The Board considers that a Director is independent if that Director complies with the following criteria:

- Apart from Director's fees and shareholding, independent Directors should not have any business dealing which could materially affect their independent judgement;
- Must not have been in an Executive capacity in the Company in the last 3 years;
- Must not have been in an advisory capacity to the Company in the last 3 years;
- Must not be a significant customer or supplier for the Company;
- Must not owe allegiance to a particular group of shareholders which gives rise to a potential conflict of interest;
- Must not hold conflicting cross Directorships; and
- Must not be a substantial shareholder of a nominee of a substantial shareholder (as defined under section 9 of the Corporations Act)

Using the ASX Best Practice Recommendations on the assessment of the independence of Directors, the Board considers that of a total of three Directors, only one is considered to be independent (Mr Alan Burns). Mr Briggs and Mr Thomas are both executive directors and hold significant shareholdings in the Company.

Retirement and Rotation of Directors

Retirement and rotation of Directors are governed by the Corporations Act 2001 and the Constitution of the Company. Each year one third of Directors (excluding the Managing Director) must retire and offer themselves for re-election. Any casual vacancy filled will be subject to shareholder vote at the next Annual General Meeting of the Company.

Independent Professional Advice (2.5)

Each Director has the right to seek independent professional advice at the Company's expense after consultation with the Chairman. Once received the advice is to be made immediately available to all Board members.

Access to Employees

Directors have the right of access to any employee. Any employee shall report any breach of corporate governance principles or Company policies to the Executive Director and/or Company Secretary/Financial Controller who shall remedy the breach. If the breach is not rectified to the satisfaction of the employee, they shall have the right to report any breach to an independent director without further reference to senior managers of the Company.

Directors and Officers Liability Insurance

Directors and officers insurance for Directors will be arranged by the Company at the Company's expense with a 1% contribution from each Director.

Share Ownership

Directors are encouraged to own Company shares.

Board Meetings

The following points identify the frequency of Board Meetings and the extent of reporting from management at the meetings:

- There is no minimum of number of meetings to be held per year;

- Other meetings will be held as required, meetings can be held by telephone link; and
- Information provided to the Board includes all material information on; operations, budgets, cash flows, funding requirements, shareholder movements, broker activity in the Company's securities, assets and liabilities, disposals, financial accounts, external audits, internal controls, risk assessments, new venture proposals, and health, safety and environmental reports.

The number of Directors' meetings and the number of meetings attended by each of the Directors of the Company during the financial year are set out in the Directors' Report.

Board Performance Review (8.1)

It is not the policy of the Board to conduct an evaluation of its performance. The Board consists of two executive directors and one independent non executive director. The two executive directors are employed via consultancy agreements which are subject to normal commercial conditions for review and termination.

Other Areas for Board Review

- Reporting to shareholders and the market to ensure trade in the Company's securities takes place in an efficient, competitive and informed market; and
- Insurance, both corporate and joint venture related insurances.

Board Committees

Audit Committee (4.2)

The Company does not have an audit committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an audit committee can be adequately handled by the full Board.

A Director and the Company Secretary/Financial Controller declare to the Board that the Company's financial statements for the year ended 30th June 2006 present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts.(4.1)

Nomination Committee (2.4)

The Board of Directors of the Company does not have a nomination committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a nomination committee can be adequately handled by the full Board.

Remuneration Committee (8.1)(9.2)(9.5)

The Company does not have a remuneration committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a remuneration committee can be adequately handled by the full Board.

The Company's policy for determining the nature and amount of emoluments of Board members is as follows:

- Remuneration of Executive and Non-Executive Directors is reviewed annually by the Board.
- Remuneration packages are set at levels intended to attract and retain Directors and Executives capable of managing the Company's operations and adding value to the Company.

For details of remuneration paid to Directors and officers for the financial year please refer to the Directors Report and Note 7 to the Financial Statements.

Risk Management (7.1)

The risks involved in a gas exploration, development and production company and the specific uncertainties for the Company continue to be regularly monitored. All proposals reviewed by the Board include a consideration of the issues and the risks of the proposal.

The potential exposures associated with running the Company have been managed by the Board and the Company Secretary/Financial Controller who have significant broad-ranging industry experience, work together as a team and regularly share information on current activities.

Additionally, it is the responsibility of the Board to assess the adequacy of the Company's internal control systems and that its financial affairs comply with applicable laws and regulations and professional practices. A Director and the Company Secretary/Financial Controller declaration to the Board that the financial reporting, risk management and associated compliance controls have been assessed and found to be operating efficiently and effectively. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of, and representation by, appropriate levels of management (4.1) (7.2).

PROMOTION OF ETHICAL AND RESPONSIBLE DECISION-MAKING

Code of Conduct (10.1)

The goal of establishing the Company as a niche provider of gas and/or electricity is underpinned by its core values of honesty, integrity, common sense and respect for people. The Company desires to remain a good corporate citizen and appropriately balance, protect and preserve all stakeholders interests.

The Board has not adopted a formal Code of Conduct for Directors and employees of the Company. The Company has two executive directors, one non executive director and one employee.(3.1).

Trading in Company Securities by Directors, officers and employees

Trading of shares is covered by, amongst other things the Corporations Act and the ASX Listing Rules. The Board is satisfied that all its directors, officers and employees are aware of the rules which prohibit trading in the Company's securities whilst the Directors, officer or employee is in the possession of price sensitive information.

For details of shares held by Directors and officers please refer to the Directors' Report and Note 7 to the Financial Statements (3.2).

SHAREHOLDER COMMUNICATION

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors and the Company. Information is communicated to shareholders and the market through:

- the Annual Report which is distributed to all shareholders;
- other periodic reports which are lodged with ASX and available for shareholder scrutiny;
- other announcements made in accordance with ASX Listing Rules;
- special purpose information memoranda issued to shareholders as appropriate; and
- the Annual General Meeting and other meetings called to obtain approval for board action as appropriate.

ASX BEST PRACTICE RECOMMENDATIONS

The table below identifies the ASX Best Practice Recommendations and whether or not the Company has complied with the recommendations during the reporting period:

		Complied	Note
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	X	
2.1	A majority of the Board should be independent Directors.	X	
2.2	The Chairperson should be an independent Director.	X	
2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same individual.	X	1
2.4	The Board should establish a Nomination Committee.	X	2
2.5	Provide the information indicated in Guide to Reporting on Principle 2.	X	
3.1	Establish a code of conduct to guide the Directors, the Chief Executive Offer (or equivalent), the Chief Financial Officer (or equivalent) and any other key Executives as to: 3.1.1 the practices necessary to maintain confidence in the Company's integrity. 3.2.1 the responsibility of an accountability of individuals for reporting and investigating of unethical practices.	X	
3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees	X	
3.3	Provide information indicated in the Guide to reporting on Principle 3.	X	
4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that Company's financial reports present a true and affair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	X	
4.2	The Board should establish an Audit Committee.	X	3
4.3	Structure the Audit Committee so that it consists of: — Only Non-Executive Directors; — A majority of independent Directors; — An independent Chairperson, who is not Chairperson of the Board; and — At least three other members.	X	3
4.4	The Audit Committee should have a formal charter.	X	3
4.5	Provide the information indicated in Guide to reporting on Principle 4.	X	
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for the compliance.	X	

5.2	Provide the information indicated in Guide to reporting Principle 5.	X	
6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	X	
6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors Report.	Yes	
7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	X	
7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: 7.2.1 the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) is founded on a system of risk management and internal compliance and control which implements the policies adopted by the Board. 7.2.2 the Company's risk management and internal compliance and control system is operating efficiently in all material respects.	X	
7.3	Provide the information indicated in Guide to reporting on Principle 7.	X	
8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives and corporate performance.	X	4
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand I. The costs and benefits of these policies; and II. The link between remuneration paid to Directors and key Executives and corporate performance.	X	
9.2	The Board should establish a Remuneration Committee.	X	5
9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	Yes	
9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	Yes	
9.5	Provide the information indicated in Guide to reporting on Principle 9.	X	
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	X	

Note 1: The Company has a Managing Director who is also the Chief Executive Officer. Therefore both roles are exercised by the same person. The Company does not have an Independent Chairman of the Board. The Chairman is an executive director.

Note 2: The Board of Directors of the Company does not have a nomination Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Nomination Committee can be adequately handled by the full Board.

Note 3: The Company does not have an Audit Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an Audit Committee can be adequately handled by the full Board.

Note 4: The Board is comprised of two executive directors and one Non Executive independent director. The two executive directors are employed via consultancy agreements which contain review and termination clauses.

Note 5: The Company does not have a Remuneration Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Remuneration Committee can be adequately handled by the full Board.

WESTRALIAN GAS AND POWER LIMITED
INCOME STATEMENTS
YEAR ENDED 30 JUNE 2006

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2006	2005	2006	2005
Revenues from continuing operations	3	97,161	58,800	97,161	58,800
Employee benefits and consultants expense		(637,030)	(300,649)	(637,030)	(300,649)
Depreciation and amortisation expense	4	(11,981)	(3,923)	(11,934)	(3,923)
Exploration expenditure written off		(857,124)	(695,302)	(853,084)	(695,302)
Option issue cost	27	(235,697)	-	(235,697)	-
Other expenses		(156,437)	(292,915)	(140,362)	(292,915)
Loss before income tax expense	20	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Income tax expense	5	-	-	-	-
Loss after related income tax expense		(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Basic earnings per share (cents per share)	9	(4.74)	(5.74)		
Diluted earnings per share (cents per share)	9	(4.74)	(5.74)		

The comparatives for the prior year are for parent company only as the subsidiaries were only incorporated in 2006.

The Income Statements should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
BALANCE SHEETS
AS AT 30 JUNE 2006

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2006	2005	2006	2005
CURRENT ASSETS					
Cash and cash equivalents	10	833,593	2,657,848	830,053	2,657,848
Trade and other Receivables	11	44,250	132,483	44,212	132,483
TOTAL CURRENT ASSETS		877,843	2,790,331	874,265	2,790,331
NON-CURRENT ASSETS					
Trade and Other Receivables	11	1,600	1,600	114,763	1,600
Property, plant and equipment	13	101,955	13,267	94,603	13,267
Intangible assets	14	-	-	-	-
Other assets	15	215,716	-	134,995	-
Other financial assets	16	2,660	-	1,310	-
TOTAL NON-CURRENT ASSETS		321,931	14,867	345,671	14,867
TOTAL ASSETS		1,199,774	2,805,198	1,219,936	2,805,198
CURRENT LIABILITIES					
Trade and Other Payables	18	67,507	107,520	67,507	107,520
TOTAL CURRENT LIABILITIES		67,507	107,520	67,507	107,520
TOTAL LIABILITIES		67,507	107,520	67,507	107,520
NET ASSETS		1,132,267	2,697,678	1,152,429	2,697,678
EQUITY					
Contributed equity	19	4,102,781	4,102,781	4,102,781	4,102,781
Option Issue Reserve	20	235,697	-	235,697	-
Accumulated losses	20	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)
TOTAL EQUITY		1,132,267	2,697,678	1,152,429	2,697,678

The Balance Sheets should be read in conjunction with the accompanying Notes to the Financial Statements

WESTRALIAN GAS AND POWER LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF CHANGES IN EQUITY
FOR YEAR ENDED 30 JUNE 2006

	Note	Share Capital		Reserves $	Accumulated Losses $	Total $
		Ordinary $	Converting Incentive Preference Shares $			
Economic Entity						
Balance at 1 July 2004		2	-	-	(171,114)	(171,112)
Loss attributable to members		-	-	-	(1,233,989)	(1,233,989)
Shares Issued during the year		4,653,575	1,370	-	-	4,654,945
Share Issue Costs		(552,166)	-	-	-	(552,166)
Balance at 30 June 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Balance at 1 July 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members		-	-	-	(1,801,109)	(1,801,109)
Shares Issued during the year		-	-	-	-	-
Share Issue Costs		-	-	-	-	-
Option Issue Reserve		-	-	235,697	-	235,697
Balance at 30 June 2006		4,101,411	1,370	235,697	(3,206,212)	1,132,266
Parent Entity						
Balance at 1 July 2004		2	-	-	(171,114)	(171,112)
Loss attributable to members		-	-	-	(1,233,989)	(1,233,989)
Shares Issued during the year		4,653,575	1,370	-	-	4,654,945
Share Issue Costs		(552,166)	-	-	-	(552,166)
Balance at 30 June 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Balance at 1 July 2005		4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members		-	-	-	(1,780,946)	(1,780,946)
Shares Issued during the year		-	-	-	-	-
Share Issue Costs		-	-	-	-	-
Option Issue Reserve		-	-	235,697	-	235,697
Balance at 30 June 2006		4,101,411	1,370	235,697	(3,186,049)	1,152,429

The above statements of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
STATEMENTS OF CASHFLOWS
YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity		Parent Entity	
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES		2006	2005	2006	2005
Payments to suppliers and employees		(824,660)	(537,312)	(804,545)	(537,312)
Payments for exploration expenditure		(853,084)	(706,814)	(853,084)	(706,814)
Interest received		97,161	47,379	97,161	47,379
GST		80,042	(92,589)	80,080	(92,589)
Net cash inflows/(outflows) from operating activities	24	(1,500,541)	(1,289,336)	(1,480,388)	(1,289,336)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(100,669)	(11,469)	(93,270)	(11,469)
Acquisition of Oil Lease Permits		(80,721)	-	-	-
Development expenditure		(134,995)	-	(134,995)	-
Investment in subsidiary		-	-	(10)	-
Incorporation of subsidiary		(1,360)	-	-	-
Investment in listed entity		(2,000)	-	(2,000)	-
Acquisition cost of trademark		-	(273)	-	(273)
Security deposit paid		-	(1,600)	-	(1,600)
Net cash inflows/(outflows) from investing activities		(319,745)	(13,342)	(230,275)	(13,342)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares (net of raising costs)		-	3,930,289	-	3,930,289
Loan to subsidiaries		-	-	(113,163)	-
Repayment of borrowings		(3,969)	(21,153)	(3,969)	(21,153)
Net cash inflows/(outflows) from financing activities		(3,969)	3,909,136	(117,132)	3,909,136
Net increase in cash held		(1,824,255)	2,606,458	(1,827,795)	2,606,458
Cash at beginning of year/period		2,657,848	51,390	2,657,848	51,390
Cash at end of year	10	833,593	2,657,848	830,053	2,657,848

The Statements of Cash Flows should be read in conjunction with the accompanying Notes to the Financial Statements

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED 30 JUNE 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Westralian Gas and Power Limited as an individual entity and the consolidated entity consisting of Westralian Gas and Power Limited and its subsidiaries. Westralian Gas and Power Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on Australian Stock Exchange Limited.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (IFRSs). Compliance with AIFRSs ensures that the financial report, comprising the group's financial statements and notes and the parent entity financial statements and notes of Westralian Gas and Power Limited, comply with IFRSs.

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006. There are no anticipated changes to Westralian Gas and Power Limited's accounting policies in future periods as a result of these changes. Below is a summary of recently amended or issued Accounting Standards relevant to Westralian Gas and Power Limited:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005-1	AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-4	AASB 139: Financial Instruments: Recognition and Measurement, AASB 132: Financial Instruments: Disclosure and Presentation, AASB 1: First-time adoption of AIFRS, AASB 1023: General Insurance Contracts, AASB 1028: Life Insurance Contracts	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: First-time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-10	AASB 132: Financial Instruments: Disclosure and Presentation, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings Per Share, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1: First-time adoption of AIFRS	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007
2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB 7: Financial Instruments: Disclosures	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Westralian Gas and Power Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Westralian Gas and Power Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRSs. When preparing Westralian Gas and Power Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRSs. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from previous AGAAP to AIFRSs on the group's equity and its net income are given in note 2.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Accounting Policies

a. **Principles of Consolidation**

A controlled entity is any entity Westralian Gas and Power Ltd has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 16 to the financial statements. All controlled entities have a June financial year-end except for Sunset Energy LLC a Delaware USA based company which has a December year end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Plant and Equipment**

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the Company includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the Company commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Furniture	7.5%
Plant and equipment	25% - 100%
Motor Vehicles	10.0%

d. **Impairment of assets**

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

f. **Interests in Joint Ventures**

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 12.

g. **Exploration, Evaluation and Development Expenditure**

Exploration, evaluation and development expenditure incurred is written off in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

h. **Intangibles**

Patents and Trademarks

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

i. **Foreign currency translation**

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Trade and other payables**

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

k. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the Company to the superannuation funds nominated by its employees. The Company does not run an employer sponsored fund.

l. **Cash**

For the purpose of the statement of cash flows, cash includes:

i. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
ii. investments in money market instruments with less than 14 days to maturity.

m. **Issued capital**

Ordinary shares are classified as equity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

n. **Earnings per share (EPS)**

Basic earnings per share

Basic EPS is calculated as the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, divided by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

o. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

p. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST. Inflows and outflows in the cashflow statement are accounted for on a gross basis.

q. **Critical accounting estimates and judgements**

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

r. **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

s. **Investments and other financial assets**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

t. **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTE 2 : FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The directors are of the opinion that the key material differences in the Company's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows:

The company changed its accounting policies on 1 July 2005 to comply with Australian equivalents to International Financial Reporting Standards (AIFRS). The transition to AIFRS is accounted for in accordance with AASB 1 'First-time adoption of Australian equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. The transition from previous AGAAP to AIFRS has not affected the company's income statement, balance sheet, statement of changes in equity and cash flows as at 1 July 2004,1 July 2005, 30 June 2005 and 30 June 2006. There were also no changes required to the Profit and Loss and Cashflows for the periods ended 30 June 2005 and 30 June 2006.

		Consolidated Entity		Parent Entity	
NOTE 3: REVENUE	Note	2006 $	2005 $	2006 $	2005 $
From continuing operations					
interest received – other persons	4b	97,061	58,392	97,061	58,392
other revenue		100	408	100	408
Total Revenue		97,161	58,800	97,161	58,800

NOTE 4: PROFIT FROM CONTINUING OPERATIONS

Profit before income tax has been determined after

a. **Expenses**

Depreciation of non-current assets:				
plant and equipment	11,981	3,650	11,934	3,650
Total depreciation	11,981	3,650	11,934	3,650
Amortisation of non-current assets:				
patents and trademarks	-	273	-	273
Total amortisation	-	273	-	273

NOTE 4: PROFIT FROM CONTINUING OPERATIONS

Rental expense on operating leases	82,889	35,667	82,889	35,667
Exploration expenditure written off	857,124	695,302	853,084	695,302

b. **Revenue**

Interest received	97,061	58,392	97,061	58,392

c. **Significant Revenues and Expenses**

The following material items are relevant in explaining the financial performance:

Employment expenses and consultancy fees	637,030	300,649	637,030	300,649
Exploration expenditure written off	857,124	695,302	853,084	695,302

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
NOTE 5: INCOME TAX				
(a) Income tax expense/(benefit)				
Current tax	-	-	-	-
Deferred tax				
Under (over) provided in prior years	-	-	-	-
	-	-	-	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Loss before income tax expense	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Prima facie tax benefit on loss at 30% (2005: 30%)	(540,332)	(370,197)	(534,284)	(370,197)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Share-based payments	70,709	-	70,709	-
Sundry items	5,056	10,166	5,056	10,166
	(464,567)	(360,031)	(458,519)	(360,031)
Movements in unrecognised temporary differences	(39,332)	(28,174)	(39,332)	(28,174)
Tax effect of current year tax losses for which no deferred tax asset has been recognised	503,899	388,205	497,851	388,205
Income tax expense/(benefit)	-	-	-	-

(c) Unrecognised temporary differences

Deferred Tax Assets (at 30%)

On Income Tax Account

Capital raising costs	105,021	140,128	105,021	140,128
Provision for diminution	-	-	-	-
Other	4,543	16,547	4,543	16,547
Carry forward tax losses	936,864	429,206	936,864	429,206
	1,046,428	585,881	1,046,428	585,881

Deferred Tax Liabilities (at 30%)

On Income Tax Account

Other	1,192	3,304	1,192	3,304

Net deferred tax assets have not been brought to account as it is not probable within the immediate future that tax profits will be available against which deductible temporary differences and tax losses can be utilised.

NOTE 6. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

NOTE 7: KEY MANAGEMENT PERSONNEL

a. Names and positions held of Directors and Key Management Personnel in office at any time during the financial year are:

Directors

Peter Briggs	Executive Chairman
Stephen Leslie Thomas	Managing Director
Alan Robert Burns	Non Executive Director

Other Key Management Personnel

Paul Fromson	Company Secretary

b. Directors' Remuneration

2006	**Short Term Employee Benefits**				**Share Based Payment**	**Total**
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	30,000	-	-	2,700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473

2005	Short Term Employee Benefits				Share Based Payment	Total
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Peter Briggs	106,000	-	-	-	-	106,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	23,507	-	-	2,115	-	25,622
	309,507	-	-	2,115	-	311,622

c. Key Management Personnel

2006	Short Term Employee Benefits				Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Paul Fromson	48,000	-	-	-	58,924	106,924

2005	Short Term Employee Benefits				Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
Paul Fromson	76,025	-	-	-	-	76,025

d. Options Holdings

Number of Options Held by Key Management Personnel

	Balance 1.7.2005	Granted as Remun-eration	Options Exercised	Net Change Other	Balance 30.6.2006	Total vested 30.6.2006	Total Exercisable 30.6.2006	Total Unexercisable 30.6.2006
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	-	3,000,000	-	-	3,000,000	3,000,000	3,000,000	-

e. Shareholdings

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2005
Parent Entity Directors					
Peter Briggs	8,350,000	-	-	175,000	8,525,000
Stephen Leslie Thomas	8,000,000	-	-	60,000	8,060,000
Alan Robert Burns	746,000	-	-	-	746,000

Other Key Management Personnel

Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,396,000	-	-	235,000	17,631,000

* Net change other refers to shares purchased or sold on market during the financial year.

e. Shareholdings

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2005
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

No CIPS are held by any other key management personnel.

f. Remuneration Practices

The company's board and executives are paid consulting and directors fees at market rates. There are no retirement or termination or other benefits. The two executive directors have a consulting agreement with the company which expires on 1 January 2007 but which can be renewed/extended. The consulting agreements contain termination clauses and review clauses.

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the "Remuneration Report" within the Directors Report.

NOTE 8: AUDITORS' REMUNERATION	**Consolidated Entity** 2006 $	**Consolidated Entity** 2005 $	**Parent Entity** 2006 $	**Parent Entity** 2005 $
Remuneration of the auditor for:				
auditing or reviewing the financial report	14,500	10,000	14,500	10,000
other services	-	-	-	-
other services provided by related practice of auditor	-	-	-	-

NOTE 9: EARNINGS PER SHARE		**2006** $	**2005** $
a.	Earnings used in the calculation of basic EPS	(1,801,108)	(1,233,993)
	Earnings used in the calculation of dilutive EPS	(1,801,108)	(1,233,993)
b.	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	37,978,000	21,494,642
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	37,978,000	21,494,642

c. Classification of securities

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature. See note 19 for options on issue.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

d. Earning per share

Earnings per share - cents	(4.74)	(5.74)
Dilutive earnings per share - cents	(4.74)	(5.74)

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
NOTE 10: CASH AND CASH EQUIVALENTS				
Cash at bank	87,805	123,095	84,265	123,095
Deposits at call	745,788	2,534,753	745,788	2,534,753
	833,593	2,657,848	830,053	2,657,848
NOTE 11: TRADE AND OTHER RECEIVABLES				
CURRENT				
GST refund due	26,989	107,031	26,951	107,031
Amounts receivable from director related entities	12,287	14,439	12,287	14,439
Other amounts receivable	1,000	-	1,000	-
Accrued interest income	3,974	11,013	3,974	11,013
	44,250	132,483	44,212	132,483
NON CURRENT				
Loan to subsidiaries	-	-	113,163	-
Rental Bond Deposit	1,600	1,600	1,600	1,600
	1,600	1,600	114,763	1,600

The loan to the subsidiary has no fixed repayment period and no interest is charged on the loan at this point in time. The loan is carried at fair value being the total amount actually loaned to the subsidiary during the year.

NOTE 12: JOINT VENTURES

The company has a joint venture with a Director related entity, Flamestar Corporation Pty Ltd (Flamestar). The joint venture is a fully contributing joint venture with each partner contributing their share of the exploration costs. The Exploration Joint Venture Agreement is between director related entity Red Mountain Energy Pty Ltd (RME) and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture. Westralian Gas and Power Ltd is farming into the RME interest in the joint venture.

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
NOTE 13: PLANT AND EQUIPMENT				
Opening balance	13,267	5,448	13,267	5,448
Acquisitions	100,669	11,469	93,270	11,469
Depreciation expense	(11,981)	(3,650)	(11,934)	(3,650)
Plant and Equipment at written down value	101,955	13,267	94,603	13,267

Plant and equipment at cost	117,610	16,941	110,211	16,941
Accumulated depreciation	(15,655)	(3,674)	(15,608)	(3,674)
	101,955	13,267	94,603	13,267

NOTE 14: INTANGIBLE ASSETS	2006 $	2005 $	2006 $	2005 $
Trademarks at cost	273	273	273	273
Accumulated amortisation	(273)	(273)	(273)	(273)
	-	-	-	-

NOTE 15: OTHER ASSETS				
NON CURRENT				
Exploration expenditure				
Opening balance of capitalised cost	-	-	-	-
Exploration expenditure incurred during period	857,124	695,302	853,084	695,302
Exploration expenditure written off during period	(857,124)	(695,302)	(853,084)	(695,302)
Closing balance of capitalised expenditure	-	-	-	-
Development Expenditure				
Opening balance of capitalised cost	-	-	-	-
Development expenditure incurred during period	134,995	-	134,995	-
Development expenditure written off during period	-	-	-	-
Closing balance of capitalised expenditure	134,995	-	134,995	-
Production Leases				
Opening balance of capitalised cost	-	-	-	-
Lease expenditure incurred during period	80,721	-	-	-
Lease expenditure written off during period	-	-	-	-
Closing balance of capitalised expenditure	80,721	-	-	-
Total Other Assets	215,716	-	134,995	

Recoverability of the carrying amount of the Development Expenditure and Production Leases is dependent on successful development and commercial exploitation or sale of the respective areas of interest.

NOTE 16: OTHER FINANCIAL ASSETS				
Investment in subsidiary	-	-	10	-
Investment in ASX Listed Company	2,000	-	2,000	-
Less provision for diminution	(700)	-	(700)	-
Investment at market value	1,300	-	1,300	-
Incorporation Costs	1,360	-	-	-
Total Other Financial Assets	2,660	-	1,310	-

NOTE 17: CONTROLLED ENTITIES

(a) **Controlled Entities Consolidated**

	Country of Incorporation	Percentage Owned (%) 2006	2005
Parent Entity:			
Westralian Gas and Power Ltd	Australia		
Ultimate Parent Entity			
Westralian Gas and Power Ltd	Australia		
Subsidiaries:			
Westralian Petroleum Ltd	Australia	100	-
Sunset Energy LLC	USA	100	-

(b) **Establishment of Controlled Entities**

On 2 February 2006 the parent entity incorporated a 100% subsidiary Westralian Petroleum Ltd and is entitled to all profits earned from incorporation.

On 13 March 2006 the parent entity incorporated a 100% subsidiary Sunset Energy LLC, a company incorporated in Delaware USA, and is entitled to all profits earned from incorporation.

NOTE 18: TRADE AND OTHER PAYABLES	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
CURRENT (all unsecured)				
Trade creditors	11,381	35,180	11,381	35,180
Sundry creditors and accrued expenses				
director related entities	26,691	30,660	26,691	30,660
other	28,792	40,553	28,792	40,553
	66,864	106,393	66,864	106,393
Employee entitlements				
Aggregate Employee Benefits Liability	643	1,127	643	1,127
Total Trade and other payables	67,507	107,520	67,507	107,520
Number of Employees at Year-end	1	1	1	1
Aggregate Employee Benefits Liability				
Carrying amount at beginning of year	1,127	-	1,127	-
Utilisation of provision	(1,127)	-	(1,127)	-
Additional provisions recognised	643	1,127	643	1,127
Carrying amount at end of year	643	1,127	643	1,127

NOTE 19: CONTRIBUTED EQUITY

a. Ordinary shares	Economic Entity 2006	Economic Entity 2005	Parent Entity 2006	Parent Entity 2005
	$	$	$	$
At the beginning of the reporting period	4,101,411	-	4,101,411	-
Shares issued during the year				
shares issued on incorporation 24 May 2004	-	2	-	2
Existing 2 shares split into 16,000,000 shares	-	-	-	-
Issue on 20 September 2004 at .0001 cents per share	-	75	-	75
Issue on 26 October 2004 at 12.5 cents per share	-	653,500	-	653,500
Issue on 14 March 2005 at 25 cents per share	-	4,000,000	-	4,000,000
Transaction costs relating to share issues	-	(552,166)	-	(552,166)
At reporting date	4,101,411	4,101,411	4,101,411	4,101,411

	Number	Number	Number	Number
At the beginning of the reporting period	37,978,000	2	37,978,000	2
Shares issued during the year				
Existing 2 shares split into 16,000,000 shares	-	15,999,998	-	15,999,998
Issue on 20 September 2004	-	750,000	-	750,000
Issue on 26 October 2004	-	5,228,000	-	5,228,000
Issue on 14 March 2005	-	16,000,000	-	16,000,000
At reporting date	37,978,000	37,978,000	37,978,000	37,978,000

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Converting Incentive Preference Shares (CIPS)	Consolidated Entity 2006	Consolidated Entity 2005	Parent Entity 2006	Parent Entity 2005
	$	$	$	$
At the beginning of reporting period	1,370	-	1,370	-
Shares issued during year				
6,850,000 issued on 17 September 2004	-	685	-	685
6,850,000 issued on 18 September 2004	-	685	-	685
At reporting date	1,370	1,370	1,370	1,370

	Number	Number	Number	Number
At the beginning of reporting period	13,700,000	-	13,700,000	-
Shares issued during year				
6,850,000 issued on 17 September 2004	-	6,850,000	-	6,850,000
6,850,000 issued on 18 September 2004	-	6,850,000	-	6,850,000
At reporting date	13,700,000	13,700,000	13,700,000	13,700,000

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
c. Total Contributed Equity including Ordinary Shares and CIPS	4,102,781	4,102,781	4,102,781	4,102,781

Terms and Conditions of Converting Incentive Preference Shares

There are two series of CIPS on issue, being the Series A CIPS and the Series B CIPS, all of which are held by entities related to two of the Company's Directors. Other than for the conversion formulae associated with each series of CIPS, the terms and conditions of each series are identical and are set out below.

Dividend

CIPS dividend

CIPS Shareholders are entitled to receive a dividend. The dividend is fixed at 5% of the issue price (being $0.0001) of each CIPS Share. The dividend will be computed from the issue to the conversion date of the CIPS on the basis of a 365 day year and pro rata for part of a year.

Dividend entitlement

The time for the entitlement to a dividend is 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Dividend date

Dividends shall be paid if the Company has funds legally available for the payment of dividends within 30 days after the CIPS Shareholder becomes entitled to the dividend.

Books closing date

Dividends are payable to the registered holders of each CIPS as they appear in the register for the CIPS at 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Method of payment

Dividends shall be deemed paid if paid by cheque or direct debit on (or as soon as practicable after) the date determined by the Directors that a dividend is to be paid to the account or address nominated by the CIPS Shareholder.

Preferential

Dividends on the CIPS shall rank in priority to dividends on the ordinary fully paid shares.

Cumulative

Dividends on the CIPS will be cumulative.

Pari Passu

Dividends on the CIPS shall rank pari passu with all other CIPS.

Redemption

Subject to the conversion formulae for each series described below, the CIPS are redeemable on the Redemption Date at the election of the Company, by giving at least 7 days written notice prior to the expiry of the Redemption Date of the redemption to the CIPS Shareholders, in accordance with the following:

Redemption Amount

At redemption the CIPS Shareholder is entitled to payment of the Redemption Amount in respect of each CIPS Share which has not been converted in accordance with the conversion formulae described below.

The Redemption Amount in respect of each CIPS may only be paid out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.

Payment

Within 30 days of the Redemption Date the Company must pay to the CIPS Shareholder the Redemption Amount in respect of each CIPS.

Return of Certificate

On redemption each CIPS Shareholder is bound to surrender any certificate for the CIPS to be redeemed.

Conversion

The CIPS will convert into Shares in accordance with the following:

Conversion Formula for Series A CIPS

Each Series A CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the first 5 pilot wells of the Company on the Titles all produce at least 2P Reserves and the Company is successful in attaining financial close on the funding of the next 30 wells; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 40 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the price per Share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Conversion Formula for Series B CIPS

Each Series B CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the gross revenue of the Company (using generally accepted accounting principles) from the sale of product in any financial year (including gas or electricity) is more that A$10,000,000; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 50 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the price per Share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Statements

As soon as practicable after conversion of any CIPS, the Company shall dispatch statements or certificates in respect of the Shares issued as a result of the conversion.

After Conversion

The Shares issued on conversion of any CIPS will as and from 5.00pm (WST) on the date of allotment rank equally with and confer rights identical with all other Shares then on issue.

Automatic Conversion

If:

- the Company does not give a redemption notice; or
- all the CIPS are not converted in accordance with the conversion formulae,

the remaining CIPS shall automatically convert to Shares in accordance with the following:

The number of Shares to be issued on automatic conversion will be calculated as follows:

$$\frac{\text{Number of CIPS x Redemption Amount}}{\text{Market Price}}$$

Reconstruction

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the Shares, the CIPS shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders which are not conferred on the holders of Shares.

Winding up

If the Company is wound up prior to conversion of all of the CIPS into Shares then the CIPS Shareholders will have the right for each CIPS held and not converted in Shares to be paid cash for the issue price (being $0.0001) and any arrears of dividend in priority to the holders of Shares but will have no right to participate beyond this extent in surplus assets or profits of the Company on winding up.

Non-transferable

The CIPS are not transferable.

Copies of notices and reports and voting rights

The CIPS Shareholders have the same right as holders of Shares to receive notices, reports and audited accounts and to attend general meetings of the Company but are only entitled to vote in the circumstances listed in Listing Rule 6.3.

Quotation of CIPS

No application for quotation of the CIPS will be made by the Company.

Redemption Date

The CIPS are redeemable 40 months from their date of issue.

Status of CIPS

As at the date of this report no CIPS have been converted to ordinary fully paid shares by either of the holders and none of the CIPS are capable of being converted into ordinary fully paid shares because none of the performance thresholds have been met.

	Consolidated Entity		Parent Entity	
d. Options Listed on ASX	**2006**	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
At the beginning of reporting period	-	-	-	-
Options issued upon listing of parent company on ASX	-	-	-	-
At reporting date	-	-	-	-
	Number	Number	Number	Number
At the beginning of reporting period	16,000,000	-	16,000,000	-
Options issued upon listing of parent company on ASX	-	16,000,000	-	16,000,000
At reporting date	16,000,000	16,000,000	16,000,000	16,000,000

e. Unlisted Options	Consolidated Entity 2006	2005	Parent Entity 2006	2005
	$	$	$	$
At the beginning of reporting period	-	-	-	-
4,000,000 option exercisable at 30 cents on or before 17/9/09	-	-	-	-
4,000,000 options exercisable at 30 cents on or before 30/11/08	-	-	-	-
At reporting date	-	-	-	-
	Number	Number	Number	Number
At the beginning of reporting period	4,000,000	-	4,000,000	-
4,000,000 option exercisable at 30 cents on or before 17/9/09	-	4,000,000	-	4,000,000
4,000,000 options exercisable at 30 cents on or before 30/11/08	4,000,000	-	4,000,000	-
At reporting date	8,000,000	4,000,000	8,000,000	4,000,000

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a director and the company secretary, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the new accounting standard AASB Share based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. An expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black & Scholes and Binomial methodologies with the following assumptions:

ii. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;

iii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;

iv. For the purposes of the valuation, no future dividend payments have been forecast; and

v. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008.

The valuation was conduction by an independent accounting firm.

NOTE 20: RESERVES AND ACCUMULATED LOSSES	2006	2005	2006	2005
	$	$	$	$
a) Reserves				
Share Based Payment Reserve				
Balance at beginning of year	-	-	-	-
Option expense	235,697	-	235,697	-
Balance at end of year	235,697	-	235,697	-
b) Accumulated Losses				
Balance at the beginning of the year	(1,405,103)	(171,114)	(1,405,103)	(171,114)
Net loss for the period	(1,801,108)	(1,233,989)	(1,780,946)	(1,233,989)
Accumulated losses at the end of the financial year	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)

c) Nature and purpose of reserves – full disclosure of the nature and purpose of the share based payment reserve is disclosed in note 19.

NOTE 21: EXPENDITURE COMMITMENTS	2006 $	2005 $	2006 $	2005 $
a. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
not later than 1 year	58,125	40,823	58,125	40,823
later than 1 year but not later than 5 years	113,828	138,817	113,828	138,817
later than 5 years	-	-	-	-
	171,953	179,640	171,953	179,640

The property lease is a non-cancellable lease which expires on 13 June 2009 with rent payable monthly in advance. Contingent rental provisions within the lease agreement require the minimum lease payments shall be increased by a CPI per annum. The lease allows for subletting of all lease areas.

b. Capital Expenditure Commitments

Coal Seam Methane Projects

The Company is the sole holder of two Special Prospecting Authorities for the areas known as Eneabba (SPA 2/04-5) and Greenough (SPA 3/04-5) and application has been made to convert these two SPA's into drilling reservations. The company is awaiting Native Title determination and no expenditure will occur until the determination has been granted.

The company is continuing to farm into the Margaret River Exploration Permit (EP 1/03-4) and the Augusta Exploration Permit (EP 2/03-4).

The Company has completed farming into Drilling Reservation (DR7) on its Yelverton Project and on 24 August 2006 the Department of Industry and Resources transferred this reservation to Westralian Gas and Power Ltd. There are no remaining capital commitments on this project however the company is considering applying for conversion to a retention lease.

The Company is farming into the Treeton SPA (SPA 1/03-4) and the Vasse SPA (SPA 2/03-4) and has completed the capital commitments on these SPA's. The company is awaiting Native Title determination on these SPA's and does not have any further capital commitments at this point in time.

The company's expenditure to farm into these SPA's/Drilling Reservations and on its granted drilling reservation is estimated as follows:

	2006 $	2005 $	2006 $	2005 $
not later than 1 year	382,000	1,131,000	382,000	1,131,000
later than 1 year but not later than 5 years	749,500	1,101,000	749,500	1,101,000
later than 5 years	-	-	-	-
	1,131,500	2,232,000	1,131,500	2,232,000

Oil and Gas Permits

On 24th August 2006 the Department of Industry and Resources granted Westralian Petroleum Ltd (a wholly owned subsidiary of Westralian Gas and Power Ltd) a 50% interest in two offshore oil and gas permits WA-381-P and WA-382-P for 6 years. In applying for the permits the company bid a minimum guaranteed work program and also a secondary work program and the company's 50% share of the expenditure commitments are as follows:

	2006 $	2005 $	2006 $	2005 $
not later than 1 year	690,000	-	-	-
later than 1 year but not later than 5 years	21,360,000	-	-	-
later than 5 years	-	-	-	-
	22,050,000	-	-	-

The company via its wholly owned USA subsidiary, Sunset Energy LLC, has purchased two oil and gas leases in Kentucky USA. The company's commitment on these leases is to produce oil each year and as the company is currently producing oil there are no further commitments.

c. Joint Ventures

The Company is farming into a 50% share of a joint venture between Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd. The Company has completed the capital commitments on these SPA's. The company is awaiting Native Title determination on these SPA's and does not have any further capital commitments at this point in time.

d. Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation.

	2006 $	2005 $	2006 $	2005 $
not later than one year	142,000	284,000	142,000	284,000
later than one year and not later than five years	-	142,000	-	142,000
	142,000	426,000	142,000	426,000

NOTE 22: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent assets or liabilities.

NOTE 23: SEGMENT REPORTING

Primary Reporting — Business Segments

The Company operates in one industry segment oil and gas exploration and production. During 2006 a subsidiary Sunset Energy LLC was incorporated in Delaware USA. Sunset Energy LLC is conducting Oil and Gas activities in Kentucky USA and shortly after year-end revenue from oil sales commenced. Other than this the groups operations are all based in Western Australia.

There were no transactions between the segments other than the parent company loaning the subsidiary funds to commence its operations.

Secondary Reporting — Geographical Segments

	Segment Revenues from External Customers		Segment Result		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Geographical location:								
Australia	97	59	(1,786)	(1,234)	1,107	2,805	-	-
United States of America	-	-	(15)	-	93	-	-	-
	97	59	(1,801)	(1,234)	1,200	2,805	-	-

Secondary Reporting — Geographical Segments

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

NOTE 24: STATEMENT OF CASH FLOWS	2006 $	2005 $	2006 $	2005 $
a. **Reconciliation of the net loss after income tax to net cash flows from operating activities**				
Net loss for the year	(1,801,108)	(1,233,993)	(1,780,946)	(1,233,993)
Non-cash Items				
Amortisation	-	273	-	273
Depreciation	11,981	3,650	11,934	3,650
Option expense	235,697	-	235,697	-
Diminution of investment	700	-	700	-

Changes in assets and liabilities

Increase/(decrease) in debtors/receivables	89,233	(115,114)	89,271	(115,114)
(Increase)/decrease in trade creditors and accruals	(36,560)	54,718	(36,560)	54,718
Increase/(decrease) in provisions	(484)	1,127	(484)	1,127
Cash outflows from operations	(1,500,541)	(1,289,339)	(1,480,388)	(1,289,339)

b. **Reconciliation of cash and equivalents**

Cash and equivalents comprise

- cash at bank and in hand	87,805	123,095	84,265	123,095
- short term deposits	745,788	2,534,753	745,788	2,534,753
Total cash and cash equivalents	833,593	2,657,848	830,053	2,657,848

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

c. **Non cash financing and investing activities**

The company issued 4,000,000 unlisted options to entities related to a director and the company secretary.

25. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of key management personnel

(i) Directors

Peter Briggs	Chairman	Appointed 24 May 2004
Stephen Thomas	Managing Director	Appointed 24 May 2004
Alan Burns	Non-executive Director	Appointed 18 September 2004

(ii) Executives

Paul Fromson	Company Secretary	Appointed 24 May 2004

There are no other persons within the group who are classified as key management personnel.

(b) Compensation of key management personnel by category

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Short-term	364,700	387,647	364,700	387,647
Post employment	-	-	-	-
Other long-term	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	235,697	-	235,697	-
	600,397	387,647	600,397	387,647

The company has taken advantage of the relief provided by ASIC Class Order 06/05 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections (a) to (c) of the remuneration report on pages 13 and 14.

(c) Compensation options granted and vested during the year

Details of options provided as remuneration to key management personnel are included in section (d) of the remuneration report on page 15.

(d) Shares issued on exercise of compensation options

There were no shares issued on exercise of compensation options during the year.

(e) Option holdings of key management personnel

	Balance at beginning of period	Granted	Options Exercised	Net Change Other	Balance at end of period	Vested at 30 June 2006		
	1 July 2005				30 June 2006	Total	Not exercis-able	Exercis-able
Directors	4,000,000	3,000,000	-	-	7,000,000	7,000,000	-	7,000,000
Executives	-	1,000,000	-	-	1,000,000	1,000,000	-	1,000,000
Total	4,000,000	4,000,000	-	-	8,000,000	8,000,000	-	8,000,000

The options are all fully vested and the only requirement is to pay the exercise price before the expiry date when they lapse. Full details of the options and their valuation are included in note 19.

(g) Loans to key management personnel

There were no loans to key management personnel during the year.

(h) Other transactions and balances with key management personnel

Details of services provided by directors and amounts owed/owing by directors are disclosed under the related party note 26.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:	Consolidated		Parent Entity	
(i) Payments to Director Stephen Thomas	2006	2005	2006	2005
Outside the consultancy arrangement with the Company which is disclosed in the Directors remuneration note, Mr Stephen Thomas also provides seismic survey equipment and services to the Company. The amounts paid to Mr Thomas for the use of this equipment and provision of these services were:	94,385	46,890	94,385	46,890

(ii) Contractual Arrangements with Director Related Entities

a) Flamestar Share Purchase Option Agreement

The Flamestar Share Purchase Option Agreement refers to Application for SPA 3/03-4 (Collie) and Application for SPA 4/03-4 (Wilga) in which Flamestar Corporation Pty Ltd (Flamestar) has a 50% interest, the other 50% interest being held by Red Mountain Energy Pty Ltd (RME). The Flamestar Share Purchase Option Agreement gives the Company the option to purchase the only issued share in Flamestar. The share is currently held by director Alan Burns. This option may be exercised within 3 years of the date of the Flamestar Share Purchase Option Agreement, but not until at least one of the Applications mentioned above has been granted and converted into a title as defined in section 69J of the Act.

The price payable for the share in Flamestar is the market value of that share as determined by an expert. The expert is to be chosen by agreement of the parties or failing agreement within 14 days by the President of the Institute of Chartered Accountants.

The parties to the Flamestar Share Purchase Option Agreement are the Company as purchaser, Alan Robert Burns as vendor and director of Flamestar, and Flamestar.

The Company can elect to pay the price for the share in Flamestar in cash or shares in the Company, determined by their volume weighted average share price traded on the ASX over the 20 trading days immediately preceding the date of exercise of the option. The Flamestar Share Purchase Option Agreement provides for those shares to be subject to escrow conditions if required under the Listing Rules.

The Flamestar Share Purchase Option Agreement contains warranties by the vendor including warranties as to the vendor's unencumbered title to the share in Flamestar and that it comprises the entire issued capital of Flamestar.

b) RME Farm In Agreement

The RME Farm-in Agreement is between Red Mountain Energy Pty Ltd (RME), an entity controlled by director Stephen Thomas and the Company. Under it the Company may earn a 100% interest in the following Titles when granted:

- Drilling Reservation Licence DR7
- Exploration Permit EP1/03-4 and Exploration Permit 2/03-4
- Titles applied for when the Company has farmed into SPA's 1/03-4, 2/03-4 and 5/4-05

To earn these interests and a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, the Company must reimburse $150,000 to RME within 18 months of the grant of Drilling Reservation Licence DR7 and complete the farm-in obligations.

There are farm-in obligations for each Title. For Drilling Reservation Licence DR7 the Company must drill 3 wells and complete the minimum expenditure commitments applicable to the licence which will include drilling two additional wells and completing a seismic survey. For each Exploration Permit the Company must complete minimum expenditure commitments of 35km of seismic survey and 1 well to 600 metres in the first year and 25km of seismic survey and 3 wells in the second year.

For SPA 1/03-4 the Company must conduct 30km of seismic survey. For SPA 2/03-4 the Company must meet the specified minimum expenditure commitments, being to conduct 35km of seismic survey and for SPA 5/04-5 the Company must meet the specified minimum expenditure commitments, being to conduct 30km of seismic survey.

Under the RME Farm-in Agreement the Company may also earn a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4 currently the subject of the Exploration JVA (refer below). Within 6 months of the grant of the relevant SPA the Company must meet specified minimum expenditure commitments being to conduct 20km of seismic survey for SPA 3/03-4 and 15km of seismic survey for SPA 4/03-4.

At the time that RME transfers to the Company a 50% earned interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, RME will assign to the Company its interest in the Exploration JVA (refer below).

While it is performing its farm-in obligations the Company is appointed the operator to carry out all activities in respect of those titles and accordingly, has Operator Rights.

c) RMEI Royalty

Under the RMEI Royalty, the Company must pay Red Mountain Energy Inc. (RMEI) a 2.25% royalty in respect of the royalty value (as defined in the Petroleum Act 1967) of petroleum recovered from each Royalty Title. Royalty Titles are those transferred to the Company pursuant to the RME Farm-In Agreement.

The royalty will be payable at the same time as that payable to the Minister under the Act. If no royalty is payable to the Minister under the Act, then no royalty is payable under the RMEI Royalty. If the Company is able to negotiate a reduced royalty arrangement with the Minister in respect of a Royalty Title, then the amount of royalty payable by the Company under the RMEI Royalty in respect of that Royalty Title will be reduced for the same period and in the same proportion.

d) Exploration JVA

The Exploration JVA is between RME and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture.

The Exploration JVA is binding on the parties, but upon request by a party is to be replaced by a more formal joint operating agreement. The Exploration JVA is preliminary in nature and does not contain the detailed provisions contained in a formal joint venture agreement to deal with matters like the manager's powers and default. The Exploration JVA does make provision for programmes and budgets and a management committee. Decisions of the management committee are by majority vote and accordingly unanimous approval will be required for programmes and budgets.

(iii) Director-related Entities

Executive Chairman Mr Briggs is paid consulting fees via his controlled entity Natural Resource Finance Pty Ltd. Fees paid to this company are disclosed in the directors remuneration note.

Non Executive director Mr Burns controls Flamestar Corporation Pty Ltd (Flamestar). As disclosed above Flamestar has a 50% share in a fully contributing joint venture with the Company. Mr Burns also controls Lempika Pty Ltd and Emphazise Pty Ltd which are part owners of the Offshore Oil Permits in which Westralian Petroleum Ltd has a 50% interest. Westralian Petroleum has paid some minor costs where it has not recouped the portion owing by these two entities.

	2006 $	2005 $	2006 $	2005 $
Receivable from Flamestar Corporation Pty Ltd at year end	-	12,663	-	12,663
Receivable from Lempika Pty Ltd and Emphazise Pty Ltd	4,040	-	4,040	-
Receivable from Stephen Thomas	8,247	-	8,247	-
Amount owing to Natural Resource Finance Pty Ltd at year end	26,691	30,660	26,691	30,660

Flamestar Corporation repaid the $12,663 owing at 30 June 2005 during the year.

Note 27: SHARE-BASED PAYMENTS

The company does not have an employee share option plan and has only granted options to directors and the company secretary. The Options that were granted to the directors and the company secretary during the year were approved by shareholders at the company's AGM in November 2005. The options that were in existence prior to this year were part of the capital structure of the company and were not granted as remuneration. All options are fully vested and were granted for no consideration. Options do not carry any dividend or voting rights.

The following share-based payment arrangements existed at 30 June 2006:

	Economic Entity			
	2006		2005	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	-	-	-	-
Granted	4,000,000	0.30	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	-	-
Exercisable at year-end	4,000,000	0.30	-	-

	Parent Entity			
	2006		2005	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	-	-	-	-
Granted	4,000,000	0.30	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	-	-
Exercisable at year-end	4,000,000	0.30	-	-

	2006 $	2005 $	2006 $	2005 $
Expenses arising from share based payment transactions				
Options issued to directors and key management personnel	235,697	-	235,697	-

On 30 November 2005, 4,000,000 share options were granted to a director and the company secretary to take up ordinary shares at an exercise price of $0.30 each. The options are exercisable on or before 30 November 2008. The options hold no voting or dividend rights and are not transferable.

NOTE 28: FINANCIAL INSTRUMENTS

The consolidated entity is exposed to movements in market interest rates on short-term deposits. The policy is to monitor the interest rate yield curve to ensure a balance is maintained between the liquidity of cash assets and the interest rate return.

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		1 to 5 Years $000		Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Financial Assets:														
Cash	5%	5%	87	123	746	2,535	-	-	-	-	-	-	833	2,658
Receivables	-	-	-	-	-	-					46	134	46	134
Total Financial Assets			87	123	746	2,535	-	-	-	-	46	134	879	2,792

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing Within Year $000		1 to 5 Years $000		Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Financial Liabilities:														
Trade and sundry creditors	-	-	-	-	-	-	-	-	-	-	40	57	40	57
Amounts payable related Parties	-	-	-	-	-	-	-	-	-	-	27	50	27	50
Total Financial Liabilities			-	-	-	-	-	-	-	-	67	107	67	107

Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

Net Fair Values

All financial assets and liabilities have been recognised at the balance date at amounts approximating their fair value.

Foreign Currency Risk

The parent company has loaned monies to its wholly owned USA subsidiary Sunset Energy LLC. The loan is repayable in US$ and at 30 June 2006 this loan amounted to US$80,226. There is no hedging in place for this foreign currency receivable.

29. SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2006, which has significantly affected, or may significantly affect the operations of the company, the result of those operations, or the state of affairs of the company in subsequent financial years other than the acquisition of a 50% interest in two offshore oil permits as disclosed in note 21.

NOTE 30: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

Directors' Declaration

The directors of the company declare that:

1. the financial statements, notes and the remuneration disclosures included in the directors report on pages 24 to 55 are in accordance with the Corporations Act 2001 and:
   a. comply with Accounting Standards and the Corporations Regulations 2001; and
   b. give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company;
2. the Chief Executive Officer and Chief Finance Officer have each declared that:
   a. the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
   b. the financial statements and notes for the financial year comply with the Accounting Standards; and
   c. the financial statements and notes for the financial year give a true and fair view.
3. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Peter Briggs
Director

Dated this 29th day of September 2006

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent audit report on the financial report to members of Westralian Gas and Power Ltd

We have audited the accompanying financial report of Westralian Gas and Power Limited (the company) and the consolidated entity for the year ended 30 June 2006. The financial report comprises the balance sheet at 30 June 2006, and the income statement, statement of changes in equity, cash flow statement, summary of significant accounting policies and other explanatory notes, and the directors' declaration for the year then ended.

We have also audited the information about the remuneration of directors and executives ("remuneration disclosures"), the company has disclosed in accordance with Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" on pages 13 to 14 of the directors' report, as permitted by the Corporations Regulations 2001.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company and consolidated entity are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and the remuneration disclosure based on our audit. We conducted our audit in accordance with Auditing Standards in Australia. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

We are independent of the company and the group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditors' Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial statements, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion on the Financial Report

In our opinion:

The financial reports of Westralian Gas and Power Limited and the consolidated entity are in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and the group's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia including the Australian Accounting Interpretations and the Corporations Regulations 2001.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in pages 13 to 14 of the directors' report comply with Accounting Standard AASB 124.

Dated the 29th day of September 2006.

HORWATH AUDIT (WA) PTY LTD
Chartered Accountants

HORWATH.
Glyn O'Brien

GLYN O'BRIEN
Director

WESTRALIAN GAS & POWER LIMITED
ADDITIONAL INFORMATION FOR AUSTRALIAN STOCK EXCHANGE
AS AT 13 OCTOBER 2006

1. Shareholding and Option Holding

(a) Distribution of Ordinary Fully Paid Shareholders and Optionholders

Category (size of holding)	Shares	Listed Options
1 – 1,000	3	1
1,001 – 5,000	32	1
5,001 – 10,000	126	96
10,001 – 100,000	215	174
100,001 – and over	48	33
	424	305

(b) The number of shareholdings held in less than $500 marketable parcels is 23 based on a share price of 10 cents.

(c) The names of the substantial shareholders listed in the Company's register as at 13 October 2006 are:

Ordinary Fully Paid Shareholders
New Resource Holdings Pty Ltd 8,000,000
Mr Stephen Leslie Thomas as trustee for SLT Family Trust 8,000,000

(d) Voting Rights

The voting rights attached to each class of equity security are as follows:
Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.
Converting incentive preference shares - these shares have no voting rights.
Options - options have no voting rights.

2. The name of the company secretary is Paul Fromson.

3. The address of the principal registered office in Australia is 46 Ord Street West Perth Western Australia. Telephone 61 8 9322 6955.

4. The register of securities is held at Computershare Investor Services Pty Ltd, level 2, Reserve Bank Building, 45 St Georges Terrace, Perth WA 6000.

5. Stock Exchange Listing

The company securities are quoted on Australian Stock Exchange Limited (shares WGP, listed options WGPO). Certain shares held prior to the Company's IPO are held in escrow.

6. Unquoted Securities

(i) Converting Incentive Preference Shares
13,700,000 converting incentive preference shares are on issue. All converting preference shares are held by:
New Resource Holdings Pty Ltd 3,425,000 A Class CIPS and 3,425,000 B Class CIPS
Stephen Leslie Thomas as trustee for SLT Trust 3,425,000 A Class CIPS anWd 3,425,000 B Class CIPS
(ii) Options over Unissued Shares - a total of 8,000,000 unlisted options are on issue.
New Resource Holdings Pty Ltd – 4,000,000 (50%)
Crocodile Science Corporation Pty Ltd – 3,000,000 (37.5%)
SL Fromson (SL Fromson Trust A/c) – 1,000,000 (12.5%)

WESTRALIAN GAS & POWER LIMITED
ADDITIONAL INFORMATION FOR AUSTRALIAN STOCK EXCHANGE
AS AT 13 OCTOBER 2006

20 Largest Shareholders — Ordinary Shares

	Name	Number of Ordinary Fully Paid Shares Held% Held of Issued	Ordinary Capital
1.	New Resource Holdings Pty Ltd	8,000,000	21.06
2.	Mr Stephen Leslie Thomas (SLT Family A/c)	8,000,000	21.06
3.	HSBC Custody Nominees (Australia) Ltd	1,200,000	3.16
4.	Mr Ian Morgan Phillip & Ms Betty Jeanne Phillip	1,200,000	3.16
5.	Mr David Frederick Hughes	800,000	2.11
6.	Mr Alan Robert Burns	746,000	1.96
7.	Nefco Nominees Pty Ltd	540,000	1.42
8.	York Heritage Pty Ltd	525,000	1.38
9.	Parkes Holdings Pty Ltd	500,000	1.32
10.	Joe Caudo (Caudo Super Fund A/c)	416,000	1.10
11.	JLR & Associates Pty Ltd	400,000	1.05
12.	Mr Richard D Swinstead & Ms Annette V Swinstead	400,000	1.05
13.	Verido Holdings Pty Ltd (Frazer Super A/c)	397,500	1.05
14.	Albers Custodian Company Pty Ltd	384,676	1.01
15.	Mr Peter John Collins	300,000	0.79
16.	Mrs Sandra Lee Fromson	300,000	0.79
17.	HFT Nominees Pty Ltd	300,000	0.79
18	Mr Robert Anthony Oliff	270,000	0.71
19.	Mr Raymond Muskett	260,000	0.68
20.	Weybridge Pty Ltd	240,000	0.63
		25,179,176	66.28

WESTRALIAN GAS & POWER LIMITED
ADDITIONAL INFORMATION FOR AUSTRALIAN STOCK EXCHANGE
AS AT 13 OCTOBER 2006

20 Largest Listed Optionholders

	Name	Number of Listed Options Held	% Held of Issued Option
1.	Mr Robert Anthony Oliff	1,520,000	9.50
2.	Nefco Nominees Pty Ltd	608,000	3.80
3.	Riano Property Pty Ltd	570,000	3.56
4.	Lullaby Holdings Pty Ltd (Lullaby A/c)	500,000	3.13
5.	Mr Paul Fromson & Mrs Sandra Fromson (Super A/c)	448,000	2.80
6.	Mr Raymond Muskett	420,000	2.63
7.	Seabrooke Pty Ltd	340,000	2.13
8.	Principal Funds Management Pty Ltd	320,000	2.00
9.	Mr Paul Dominic Hillman	299,520	1.87
10.	Mrs Sandra Lee Fromson	297,000	1.86
11.	Mrs Judith Heather Smith	279,000	1.74
12.	Seatise Holdings Pty Ltd	258,000	1.61
13.	Queensland Marketing Management Pty Ltd	240,000	1.50
14.	Mr Edward Moye James	234,000	1.46
15.	Mrs Helen Odarka McLean	231,000	1.44
16.	Olld Pty Ltd	227,000	1.42
17.	Mr Jeffery Glyn Cunnane	208,000	1.30
18.	All New Pty Ltd (Martin Thomas Family A/c)	200,000	1.25
19.	Horndal Pty Ltd (The D & S Cake Super Fund A/c)	200,000	1.25
20.	Mrs Joanne Thomas	200,000	1.25
		7,599,520	47.50

END